FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of: August 2004

Platinum Group Metals Ltd.

(SEC File No. 0-30306)

Suite 328 – 550 Burrard Street, Vancouver BC, V6C 2B5, CANADA

Address of Principal Executive Office

The registrant files annual reports under cover:

Form 20-F  X

      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  [  ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:     Yes       No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 13, 2005

   “R. Michael Jones”

R. MICHAEL JONES

President, Director

Exhibit Index

Annual Report for the year ended August 31, 2004

PLATINUM GROUP METALS LTD.
ANNUAL REPORT

FOCUSED ON PLATINUM
AND PALLADIUM
IN CANADA AND SOUTH AFRICA

2004

EMBRACING MASSIVE CHANGE 01 A GROWING COMPANY WITH A GLOBAL VIEW 02 THE METALS MARKET: WHAT IT MEANS TO PTM 04 MINING DEVELOPMENT DEMANDS RESPONSIBILITY 05 CURRENT PROJECTS 07 FINANCIALS 13

IT IS SOMEWHAT SURPRISING THAT WITH NICKEL AND COPPER STOCKS AT FIVE YEAR LOWS AND CHINA EMERGING AS ONE OF THE WORLD'S LEADING CONSUMERS OF PLATINUM, NICKEL, STEEL, CEMENT, AND OTHER COMMODITIES THAT INVESTOR INTEREST IN THE PLATINUM SECTOR HAS LAGGED BEHIND THE MASSIVE CHANGES UNDERWAY.

EMBRACING MASSIVE CHANGE

The inspiration for this section of our annual report was the world premier in Vancouver, British Columbia, Canada of the art exhibit "Massive Change". This much anticipated exhibit innovatively highlights the dramatic changes occurring in population, economics, information technology and science. From the urbanization growth in Asia driving metal demand to the new exchanges of information that make us more a part of one global community, the exhibit asks the question "Now that we can do anything, what will we do?"

Platinum Group Metals Ltd. (PTM) is embracing massive changes in South Africa. There is no question that this is a unique time of change in South African history. South Africa, one of the greatest mineral nations on earth, has been undergoing enormous changes since the end of Apartheid in 1994. The government of South Africa is courageously making changes to their mineral legislation and mineral ownership law.

Since first being involved in South Africa in 2002, PTM has witnessed some of these changes and seen them as an opportunity rather than a risk. PTM has built a business plan around them. PTM is an active supporter of the new mining legislation in South Africa. The transformation to 26% ownership by historically disadvantaged South Africans through Black Economic Empowerment ("BEE") companies or groups, as set out in the new Mining Charter is a noble challenge that needs capital in order to succeed. Unlike Canada, South Africa has no history of venture capital in the mining business. By positioning PTM as an established and professional partner of choice we see a great opportunity for there to be a "win-win" situation for PTM's BEE partners and community stakeholders as well as PTM's shareholders while acting on the vision of the government of South Africa.

The second part of embracing massive change relates to PTM's positioning relative to the changes underway in the world economy. As one major mining company put it in their annual report, "This is China's century." It is somewhat surprising that with nickel and copper stocks at five year lows and China emerging as the world's leading consumer of platinum, nickel, stainless steel, cement, and other commodities that investor interest in the platinum sector has lagged behind the massive changes underway.

MASSIVE CHANGE

Platinum Group Metals Ltd. Annual Report 2004 1

A GROWING COMPANY WITH A GLOBAL VIEW

NIPIGON

In May 2004 an Ontario provincial government geologist and Robert Middleton discovered that previously unrecognized layers in the intrusion carried 4.1 grams of 5 PGEs + gold per tonne over 3 metres and 3.98 g/T 5 PGEs + gold over 4 metres.

LAC DES ILES

PTM continues to hold a large strategic position of staked and optioned land of approximately 85 square kilometres surrounding Canada's only primary PGE mine.

LAKEMOUNT

Drill intersections at Lakemount include 0.76% nickel, 0.5% copper and 0.88 g/T PGEs over 7 metres and 1.00% nickel, 0.38% copper and 0.9 g/T PGEs over 5 metres.

AGNEW

PTM holds a 19.5% interest carried through to production funding if Anglo Platinum and Pacific Northwest Capital complete all of their earn in options.

OVERVIEW

PLATINUM GROUP METALS LTD. ("PTM") IS A GROWING COMPANY. PTM'S EXPERIENCED AND DEDICATED TEAM OF MINING PROFESSIONALS, POSITIONED ON OPPOSITE SIDES OF THE WORLD, MAINTAIN A GLOBAL VIEW. PTM OPERATES IN SOUTH AFRICA AND CANADA WITH A FOCUS ON PLATINUM GROUP ELEMENTS AND THE ASSOCIATED METALS, NICKEL AND COPPER.

This has been an exciting year for the Company. The recent creation of the Western Bushveld Joint Venture with Anglo Platinum and Africa Wide Mining manifests part of the Company's vision of the past three years and puts PTM amongst the short list of significant global players in the platinum business.

Metal markets and prices improved dramatically during 2004. Prospects for continued strong demand remain good. Increasing demand from Asia was a significant market factor in 2004. Platinum continues to maintain its dual role as a prestigious metal for jewelry and as an essential metal for automotive catalytic converters.

PTM watches the metal markets extremely closely, as they influence not only the economics of the metals we are looking for, but also investor interest in the sector. PTM has four senior professionals in Vancouver and three in South Africa that each have more than 20 years of experience in the mining business. As a result we are ready and able to take advantage of the increased interest in metals around the world.

2 Platinum Group Metals Ltd. Annual Report 2004

THE JOINT VENTURE ANNOUNCED IN OCTOBER 2004, BETWEEN PTM, ANGLO PLATINUM, AND AFRICA WIDE IS AN EXTRAORDINARY OPPORTUNITY FOR GLOBAL INVESTORS TO PARTICIPATE IN THE CHANGES IN SOUTH AFRICA.

WESTERN BUSHVELD

67 square kilometres are covered by PTM, Anglo, and Africa Wide's joint venture on the northern reaches of the platinum-rich Western Limb of the Bushveld complex.

TWEESPALK

Initial exploration results at Tweespalk were encouraging with a reef intersection of four metres grading 4.4 g/T 3 PGEs.

WAR SPRINGS

2004 drilling defined 1.5 kilometres of Platreef strike length in the first 10 holes with grades up to 2.76 g/T 3 PGEs and 0.75% nickel-copper - 17 kms along strike from the PPRust platinum mine, with Platreef grades of 2.66 g/T 4 PGEs.

OVERVIEW

Platinum Group Metals Ltd. Annual Report 2004 3

IMPROVED PRICES IN PGEs, NICKEL, AND COPPER SHOULD RESULT IN POSITIVE EARNINGS FOR THE MAJOR PRODUCERS. INVESTORS SHOULD BECOME MORE INTERESTED IN THE COMPANIES WITH FAVOURABLE GROWTH POSSIBILITIES, SUCH AS PTM.

THE METALS MARKET
WHAT IT MEANS TO PTM

Platinum, palladium, rhodium, ruthenium, osmium, and iridium are the platinum group elements, or PGEs. Compared to gold or base metals nickel, copper and zinc, PGEs are rare metals occurring only in special geological circumstances in relatively few places in the world. It is this rarity combined with the remarkable physical properties of PGEs that result in their high value and bright future. PTM was founded in 2000 with a vision to look for, discover and develop PGE projects. Our vision correctly foresaw increased demand and value for PGEs.

Auto-catalyst demand for PGEs in 2004 was predicted to reach new highs, due in part to increased demand for diesel vehicles, particularly in Europe. Pending legislation and car purchase trends in Europe foresaw this coming demand and we wrote about this in our 2002 annual report. Jewelry demand in 2004 was predicted by Johnson Matthey to be slightly lower than 2003, partly as a result of the increased price for platinum. Overall the platinum market is predicted to be in balance for 2004. Prices this past year remained at over US$ 800 for platinum and in the US$ 200 range for palladium. The outlook for palladium remains lackluster, however evidence does suggest inventories are declining and technological advancements indicate the possibility of usage in diesel catalysts. Increased usage in auto catalysts is also occurring, suggesting that the outlook may improve.

Inventories of both nickel and copper reported by the London Metals Exchange fell to extremely low levels during 2004, resulting in dramatic increases in nickel and copper prices.

What does all of this mean to PTM? We see 2004/2005 as a very positive year for investor interest in the PGE sector. Improved prices in PGEs and nickel and copper should result in positive earning results for the major producers. As investors become aware of this improved performance, producing company valuations will increase. Next, investors should become more interested in the companies with favourable growth possibilities, such as PTM. As this interest is occurring, we expect to be dramatically increasing our profile through advancement of our projects.

PTM has achieved extraordinary exposure to platinum through its South African projects. We see a stable and robust platinum market for many years ahead. Through projects like our Western Bushveld Joint Venture, we are positioned to take advantage of this robust market in both the short and long term. By assembling and developing large scale South African projects PTM has established an important strategic position in the platinum marketplace. South Africa's Bushveld complex is the world's only large scale platinum field and source of most of the world's platinum.

PTM has excellent exposure to palladium through its Lac des Iles holdings. Should the palladium market improve, those assets will become more valued and more active. The Lakemount property in Ontario provides the Company with good exposure to nickel and copper. The Company is currently analyzing short term project development approaches at Lakemount.

We look forward to 2005 with excellent potential for shareholder rewards.

4 Platinum Group Metals Ltd. Annual Report 2004

MINING DEVELOPMENT DEMANDS RESPONSIBILITY

As a company we have many responsibilities to consider and honour while pursuing our goal to increase shareholder value. We are responsible to our shareholders, our partners, the societies and communities in which we work, and to the environment in which we all live.

ETHICAL

We meet the regulatory requirements of Ethics and Certification for US compliance and have a privacy policy not to share or redistribute the private information of our shareholders.

We encourage a corporate culture of mutual respect amongst all of our employees, with contractors, suppliers, land owners, and in the communities that we operate in for open, honest dialogue, transparent and fair dealing in all of our business.

SAFETY

In our instructions and directions to our employees and contractors we ensure that safety is paramount. In South Africa and Canada we ensure that our employees are experienced in the environment where they perform their duties. We ensure that they have the tools to do their work in a safe and miner-like manner. We ensure that drilling and other contractors are professionally staffed and take responsibility for the safety of their crews and the environment of the properties we operate on. As an exploration and development operator we believe that we have an obligation to exceed the standards and guidelines set out for the protection of the environment and the reclamation of our workings.

ECONOMIC

We aspire to make PTM a partner of choice in South Africa by embracing change and the opportunity to work with Black Economic Empowerment groups in South Africa. From this position, a question arises: Is it ethical to work in support of legislation that supports one particular racial group? As South African government representatives have said many times theirs is a hope for a peaceful, productive, and non-racial society. Given the extraordinary history and circumstances of modern South Africa, special steps must be taken to involve all South Africans in their own economy. Mining is an important part of the South African economy and the government is taking needed steps to respect the rights of active mineral rights holders while mandating real change. PTM hopes to be a catalyst for positive change by being involved in the new South Africa.

CORPORATE

We endeavor to exceed the letter, spirit and intent of the standards set out for corporate governance of the company, independence of the Board of Directors, and the mandated audit and compensation committees of the Board. Our professional standards for quality control of assay data exceed those required by Canadian National Instrument 43-101 and are amongst the best in the industry. We also work towards exceeding the minimum disclosure of information by the qualified person in a fair and balanced way on exploration projects and in terms of property agreement details and the exploration results.

PROFILE
JOHN GOULD, JOHANNESBURG SOUTH AFRICA

John (left) graduated from Witwatersrand University in 1982. He “stuck the stake in the veld” for the Amandelbult # 2 platinum shaft where he worked as a mine geologist. John went on in 2002 to become South Africa’s first geologist to be legally appointed as a mine manager in Harmony Gold Mining Company. He was one of the original executives at Harmony, which grew from a simple business plan to the fourth largest gold producer in the world. John joined PTM in 2003 as Managing Director of subsidiary Platinum Group Metals RSA (Pty) Ltd. John recognizes the enormous opportunity being presented by the changes underway in South Africa.

RESPONSIBILITIES

Platinum Group Metals Ltd. Annual Report 2004 5

PLATINUM GROUP METALS LTD.
WESTERN LIMB, BUSHVELD COMPLEX, SOUTH AFRICA
PLATINUM MINES AND PROJECTS
N
Sun City
Elands River
Anglo Platinum
Styldrift Project (~5,141 Ha)
(BRPM Mine Expansion)
2006 Projected Production:
245,000 Oz 3PGE+Au
(Anglo Corporate Presentation Feb. 2003)
PTM /Africa Wide
Anglo Platinum
JV Project (~6,700 Ha)
Resources: 24.1 Mt @ 4.79 g/t 3PGEs + Au
(3.72 M Oz 3PGEs + Au)
Anglo Platinum
BRPM Mine (~3,850 Ha)
Reserves: 15.7 Mt @ 4.83 g/t 3PGE+Au
Resources: 189.5 Mt @ 5.65 g/t 3PGE+Au
2003 Production: 280,900 Oz 3PGE+Au
(Anglo 2003 AR)
Dip of Merensky
Dip of UG2
Impala Platinum
Impala Mine (27,573 Ha)
Reserves: 210.2 Mt @ 5.07 g/t 5PGE+Au
Resources: 419.9 Mt @ 8.42 g/t 5PGE+Au
2004 Production: 1.98 MOz 5PGE+Au
(Impala 2004 AR)
Dip of Merensky
Dip of UG2
Anglo Platinum
Rustenburg Mine (~18,700 Ha)
Reserves 176.2 Mt @ 4.40 g/t 3PGE+Au
Resources 417.0 Mt @ 5.17 g/t 3PGE+Au
2003 production 1.39 MOz 3PGE+Au
(Anglo 2003 AR)
Rustenburg
Legend
Merensky Reef
UG2 Reef
Projected Merensky/UG2 Reefs
Merensky/UG2 workings
Future Mining Areas
Lebowa Granite Suite
Main Zone Bushveld Complex
Critical Zone Bushveld Complex
Marginal Zone Bushveld Complex
Transvaal Sequence
Pilanesberg Complex
Highway
Drill Hole
Active mine
PTM Active Project
PGM Deposit
Rustenburg Suite
and associated rocks
Granitics
Rooiberg Group
LOCATION MAP
Republic of South Africa
Northern Limb
Western Limb
Eastern Limb
HWY N1
AURORA
TWEESPALK
DRENTHE
PPRUST
TURFSPRUIT
MOKOPANE
WAR SPRINGS
GRASS VALLEY
LEBOWA
MESSINA
GA-PHASHA
TWICKENHAM
MARULA
MODIKWA
KENNEDY'S VALE
TWO RIVERS
EVEREST SOUTH
BOOYSENDAL
DER BROCHEN
MILLENIUM
BLUE RIDGE
SHEBA'S RIDGE
NORTHAM
AMANDELBULT
UNION
PTM / ANGLO / AW
JV PROJECT
STYLDRIFT
BRPM
IMPALA
RUSTENBURG
KROONDAL
MARIKANA
PANDORA
CROCODILE RIVER
LONMIN E&W
Enlarged Area
PTM
100 Km
0km
5 km
10km
This map was compiled using publicly available data, with every effort made to maintain accuracy.
All sources are referenced where possible. All measures are estimates and may not be up to date.
Please see complete information in the company's 20F in SEC file 0-30306 and on SEDAR.
PTM
Platinum Group Metals Ltd.
PTM-TSX.V

THE WESTERN BUSHVELD JOINT VENTURE WITH PTM, ANGLO AMERICAN PLATINUM CORPORATION AND AFRICA WIDE INVESTMENTS CONTAINS AN INITIAL RESOURCE OF 3.7 MILLION OUNCES OF PLATINUM, PALLADIUM, RHODIUM, AND GOLD.

CURRENT PROJECTS

SOUTH AFRICA

THE WESTERN BUSHVELD JOINT VENTURE

WESTERN LIMB OF THE BUSHVELD COMPLEX

The Western Bushveld Joint Venture formed by PTM, Anglo American Platinum Corporation Limited, and Africa Wide covers 67 square kilometres on the northern reaches of the platinum-rich Western Limb of the Bushveld complex of South Africa. After more than 80 years of production, the Western Bushveld Joint Venture property covers the last known large undeveloped portion of the Western Limb. This project will likely be the last large scale new development of the desirable Merensky Reef on the Western Bushveld. The joint venture consolidates an enormous assembled land position directly on strike and up-dip from the largest and most important source of the world's platinum supply. PTM's Onderstepoort and Elandsfontein properties have been consolidated with portions of Anglo Platinum's Elandsfontein, Frischgewaagd and Koedoesfontein properties into the Western Bushveld Joint Venture.

The Bushveld complex is the only large scale platinum mining field known in the world. The strategic nature of the Western Bushveld Joint Venture land position cannot be overemphasized. PTM now joins a very exclusive club of large scale platinum mineral rights holders. This joint venture is the manifestation of exactly the vision for which PTM has been positioning itself since the Company began working in South Africa in 2002.

The joint venture immediately provides for the 10 year targeted 26% Black Economic Empowerment interest under the new Mining Charter and the Minerals and Petroleum Resources Development Act. PTM and Anglo Platinum will each own an initial 37% working interest in the joint venture while partner Africa Wide will own a 26% working interest. Africa Wide has a mandate to work closely with local community groups to facilitate their inclusion into the joint venture and maximize project benefits to them such as job training and procurement.

In addition to its mineral rights contribution to the joint venture, PTM will operate the joint venture and fund a R35 million (approximately US$5.7 million or C$7 million) exploration and development program over the next 5 years. The first year's expenditure of R5 million is a firm commitment and optional expenditures to earn the interest in the JV are R5 million in years 2 and 3 and R10 million in years 4 and 5. Following the completion of the R35 million exploration and development program the joint venture members will fund their own working interests on a pro-rata basis.

The joint venture provides for an adjustment to the required capital contribution of each joint venture member based on the ounces contributed to the joint venture from their various land positions. Each party will have the opportunity to contribute capital if necessary to maintain their

PROJECTS

Platinum Group Metals Ltd. Annual Report 2004 7

working interest as set out. The joint venture territory is known to host a defined, inferred resource of some 3.7 million ounces (24.1 million tonnes grading 4.79 g/T platinum, palladium, rhodium, and gold). Further drill intercepts of the famous ore bearing Merensky and UG2 reefs have already been made well outside the area of the inferred resources mentioned above. These new areas present the joint venture with immediate, excellent targets for follow-up drilling. The exploration areas are adjacent to the producing BRPM joint venture mine facility and to the Styldrift Joint Venture property, currently scheduled for mine development in 2006.

THE WAR SPRINGS PROJECT
NORTHERN LIMB OF THE BUSHVELD COMPLEX

PTM initiated drilling on the War Springs project in June 2004 and accelerated the project in August with the addition of a second drill rig. At the time of writing, approximately 4,500 metres (14,764 feet) has been drilled in nine drill holes.

Logging and interpretation of drill core combined with strongly banded magnetic expressions confirm excellent continuity in the geological units on War Springs; a situation enjoyed by very few explorers on the Northern Limb. The geological setting of mineralization appears to fit well with the mineralization reported in the PPRust platinum mine to the north. Inital assays reported in November 2004 included 2.35 g/T platinum, palladium, and gold over 7 metres with significant nickel and copper.

The War Springs property covers the Platreef trend approximately 17 kilometres (10.5 miles) south of the PPRust open pit platinum mine owned by Anglo Platinum. Reserves at PPRust are quoted by Anglo Platinum in their 2003 Annual Report at 315 million tonnes grading 2.66 g/T 4 PGEs (platinum, palladium, rhodium, and gold). In July of this year, Anglo Platinum, the University of the Witwatersrand and other Platreef explorers hosted a group of approximately eighty scientists on a tour of the Platreef, including drill core yards. This extraordinary opportunity to gather geological knowledge about the keys to understanding platinum mineralization on the Platreef confirmed our earlier beliefs that the Platreef is one large intrusive system with similar styles of mineralization all along the trend. The Platreef hosts two large known PGE deposits, as well as several other PGE deposits in the 50 -100 million tonne size range.

The Platreef strikes across the War Springs property for approximately 5 kilometres. The War Springs project covers 2,396 hectares (or 9.2 square miles). PTM holds a 70% option interest in the War Springs property and Black Empowerment companies, Taung Minerals and Africa Wide Investment Holdings, each hold a 15% interest carried to bankable feasibility study.

PROFILE
DR. DANIE GROBLER

Dr. Grobler (second from the left) completed a PhD. at the University of the Witwatersrand in 1996 specialising in Archean volcanism and igneous petrology. During this study he discovered the Botsalano Ring Complex (the oldest peralkaline ring complex in the world). He joined the mining industry during 1998 as exploration geologist for Westrand Consolidated and was later appointed as Mineral Resource Manager at the Kalgold open pit gold mine owned by the Harmony Gold Mining Company. He held this position until June 2004 when he joined PTM as project manager for the Northern Limb of the Bushveld Complex.

THE WAR SPRINGS PROPERTY COVERS THE PLATREEF TREND APPROXIMATELY 17 KILOMETRES (10.5 MILES) SOUTH OF THE PPRUST OPEN PIT PLATINUM MINE OWNED BY ANGLO PLATINUM.

8 Platinum Group Metals Ltd. Annual Report 2004

Pan Palladium/
Impala Platinum
Aurora Project
Genmin (Implats)
Nonnenwerth Deposit:
50Mt @ 1.19 g/t 2PGE+Au
0.07% Ni, 0.21%Cu
(Pan Palladium 2003 Annual Report)
Dip of Platreef
Pan Palladium/ Randgold
Anooraq Resources/
Anglo Platinum
North Block
PTM
Tweespalk Project
Dip of Platreef
Anglo Platinum/
Anooraq Resources
Drenthe Project
Resources: 99.4Mt @ 1.31 g/t 3PGE +Au
0.16% Ni, 0.10%Cu
(Anooraq Resources NR, June 2004)
Zwartfontein South Pit
Sandsloot Pit
Anglo Platinum
PPRust Mine
Reserves: 315Mt @ 2.66 g/t 3PGE+Au
Resources: 504Mt @ 2.37 g/t 3PGE+Au
2003 Production: 411,000 Oz 3PGE+Au
(Anglo Platinum 2003 AR)
Ivanhoe Nickel & Platinum /
Anooraq Resources
Rietfontein Project
POLOKWANE
N 1
Ivanhoe Nickel & Platinum
Turfspruit Project
514 holes, 174,000m drilled
(Mining Weekly, October 2003)
AIM Resources
Thabex Exploration
Mokopane Project
23.69Mt @ 2.48 g/t Pt (0.30% Ni) equivalent
(Thabex Exploration Ltd. 2003 Annual Report)
Mokopane
(Potgietersrus)
PTM
War Springs Project
Caledonia Mining
Rooipoort Pt Project
Anooraq Resources/
Anglo Platinum
South Block
Dip of Platreef
Pan Palladium/ Impala Platinum
Grass Valley Project
North and South Zones
Resources: 59Mt @ 1.3 g/t 5PGE
0.14% Ni, 0.04% Cu
(Pan Palladium 2003 Annual Report)
N 1
PTM
Platinum Group Metals Ltd.
PTM-TSX.V
Active mine
PTM Active Project
PGM Deposit
Rustenberg Suite
and associated rocks
Granitics
Rooiberg Group
LOCATION MAP
Republic of
South Africa
Northern
Limb
Western
Limb
Eastern
Limb
AURORA
TWEESPALK
DRENTHE
PPRUST
TURFSPRUIT
MOKOPANE
WAR SPRINGS
GRASS VALLEY
Enlarged Area
HWY N1
Polokwane
Mokopane
LEBOWA
MESSINA
GA-PHASHA
TWICKENHAM
MARULA
MODIKWA
KENNEDY'S VALE
TWO RIVERS
EVEREST SOUTH
BOOYSENDAL
DER BROCHEN
MILLENIUM
BLUE RIDGE
SHEBA'S RIDGE
NORTHAM
AMANDELBULT
UNION
PTM / ANGLO / AW
JV PROJECT
STYLDRIFT
BRPM
IMPALA
RUSTENBURG
KROONDAL
MARIKANA
PANDORA
LONMIN E&W
CROCODILE
RIVER
Pretoria
Johannesburg
100 Km
PTM
Legend
Platreef Horizon
Major Fault
Highway
Proposed/ Active
Open Pits
Bushveld Complex
Granite
Sediment

PLATINUM GROUP METALS LTD.
NORTHERN LIMB, BUSHVELD COMPLEX, SOUTH AFRICA
PLATINUM MINES AND PROJECTS

PROJECTS

PROFILE

MLIBO MGUDLWA, JOHANNESBURG SOUTH AFRICA

Mlibo Mgudlwa (left) practiced for six years as a senior state advocate for the High Court in Johannesburg. He also held the position of executive chairman of Pomachos Security, a BEE company that made its mark in the private and corporate security industry. He holds an LLB degree from the University of Durban Westville. He also graduated from the Rand Afrikaans University with a Postgraduate Diploma in Corporate Law. After spending 12 years in the legal field, he decided to move on and venture into business. He has been an advisor to PTM since 2002 and is the CEO of Africa Wide Investment Holdings Pty Ltd., PTM's BEE partner on several projects.

THE TWEESPALK PROJECT

NORTHERN LIMB OF THE BUSHVELD COMPLEX

The Tweespalk property is located 30 kilometres north of the PPRust mine in the Northern Limb of the Bushveld complex. PTM has completed a total of 7 drill holes. Initial exploration results at Tweespalk were encouraging with a reef intersection of four metres grading 4.4 g/T, 3 PGEs (platinum, palladium, and gold). Further drilling by PTM did not confirm the up-dip continuity of the economic values in this drilling and the results are being evaluated and modeled to determine if further drilling is warranted on Tweespalk.

PTM holds a 70% option interest in the Tweespalk property while BEE partner Africa Wide Mining owns a 30% participating interest.

Drilling underway in the Northern Limb of the Bushveld Complex, South Africa. Modern drilling equipment and trained crews are readily available in South Africa.

10 Platinum Group Metals Ltd. Annual Report 2004

CANADA

THE LAKEMOUNT PROJECT
WAWA, ONTARIO

PTM optioned the Lakemount Property in November 2003 and to date has completed three drilling programs for a total of 4,700 metres of core drilling in 23 drill holes. Drill intersections at Lakemount include 1.00% nickel, 0.38% copper and 0.9 g/T PGEs over 5 metres. These intercepts compare favourably with the grades of other known deposits being put into production this year. Lakemount has seen extensive previous work, mostly prior to 1957. At that time the project operators studied the feasibility of a 2 million tonne open pit (not a resource by the standard of Canadian National Instrument 43-101) at the east end of the mineralized zones. This historical work is now being reviewed carefully. Modern 3-dimensional modeling and geophysical tools, not previously available for application to the property, have also been employed by PTM. All of this information is being combined to provide a comprehensive understanding of the mineralization at Lakemount. The effect of modern metal prices, costs and the addition of a credit for the PGE mineralization not previously considered by past operators will also be part of the project evaluation.

Sunrise Lake
Elbow Lake
Peridotite Intrusion
Mineralized Zone
PTM Drill Hole
Historic Drill Hole
1 km grid

3-dimensional model of the Lakemount mineralized zones showing the nickel, copper, PGE mineralized zones in purple, the intrusive host rock outline in green and both historic drilling (white lines) and PTM's drill intercepts (red lines). The previous operator's pit design was in the area of Elbow Lake; actually a pond 2 metres deep.

PTM has engaged the qualified consulting firm Roscoe Postle Associates Inc. to perform a Resource Assessment on the Lakemount property. The results of this work will be integrated with scoping, costing and preliminary engineering work being conducted by PTM. Lakemount is only about 350 kilometres from Sudbury along the existing highway network and 10 kilometres north-east of Wawa, Ontario. PTM holds a 62% option interest in the property.

NORTH AMERICAN PALLADIUM LAC DES ILES MINE 89Mt @ 1.8g/t 2PGE
NIPIGON PROPERTY
LAC DES ILES PROPERTY
THUNDER BAY
MANITOUWADGE
ONTARIO
LAKEMOUNT PROPERTY
WAWA
LAKE SUPERIOR
CANADA
USA
KENNECOTT EAGLE Ni DEPOSIT 5Mt @ 3.7% Ni, 3% Cu surface area: 2.4ha (6 acres)
SAULT ST. MARIE
AGNEW LAKE PROPERTY
SUDBURY
WISCONSIN
LAKE MICHIGAN
LAKE HURON
North Channel
Georgian Bay

PROJECTS

Platinum Group Metals Ltd. Annual Report 2004 11

THE NIPIGON JOINT VENTURE
THUNDER BAY, ONTARIO

In September 2004, PTM optioned the Seagull intrusion in the Thunder Bay, Ontario area. The discovery in May 2004 of PGE mineralization in layers of the Seagull intrusion near Thunder Bay, Ontario represents an interesting discovery of PGEs on a global basis. The Seagull intrusive is part of a well known, enormous molten intrusive event often speculated to be of geological interest when compared to the great PGE systems of the world - the Bushveld Complex of South Africa and the Norilsk nickel-PGE deposits of Russia. Always missing, until now, was proof of PGE concentrations at economic grades and thicknesses in any scale. In May 2004 this changed with the discovery by an Ontario provincial government geologist and Robert Middleton that previously unrecognized layers in the intrusion carried 4.1 grams of 5 PGEs + gold per tonne over 3 metres and 3.98 g/T 5 PGEs + gold over 4 metres. These values compare favourably with the famous Merensky and UG2 reefs of South Africa, which are typically mined over a 1 metre thickness at a 4 to 5 g/T grade.

PTM's experience in South Africa played a part in our winning proposal in a highly competitive setting to option the Seagull property. The most exciting part of the exploration potential at Seagull is that the intrusion is known to cover a circular area of about 10 kilometres in diameter, the vast majority of which remains untested.

PTM acquired an option to earn a 70% interest in the Seagull property from the 50-50 property owners, Canadian Golden Dragon Resources ("CGG-TSX.V") and East West Resources Ltd. ("EWR-TSX.V"). At the same time PTM also acquired an option to acquire a 100% interest in the Moss Lake intrusion in the same area.

THE LAC DES ILES PROJECT
THUNDER BAY, ONTARIO

PTM continues to hold a large strategic position of staked and optioned land of approximately 85 square kilometres surrounding Canada's only primary PGE mine. During fiscal 2004, PTM performed limited exploration work on its Lac des Iles property position. Given recent low palladium prices and the dominant palladium to platinum ratio of 5:2 for the mineralization on these projects, they remain on hold by the Company pending an improvement in palladium prices.

THE AGNEW LAKE PROJECT
SUDBURY, ONTARIO

PTM holds a 19.5% interest carried through to production funding if Anglo Platinum and Pacific Northwest Capital complete all of their earn-in options. During 2004 Anglo Platinum approved and initiated a $250,000 exploration budget for additional surface work at the Agnew Lake project. Results were pending at the time of writing.

Sulphide Intercept, Nipigon area drilling December 2004.

IN MEMORIAM
MPHO MAKGATO

It was with deep sadness and shock that we heard of the sudden passing of Mpho Makgato in September 2004 while she was at home visiting her parents. Mpho had just completed her geology degree at Witswatersrand Northern University and had joined PTM full time on our North Limb projects. Mpho made a valuable contribution to our projects immediately. She was an exceptional and enthusiastic young geologist who was a pleasure to work with. We are very honored to have had her on our team. Our condolences are again extended to all of her friends and family.

12 Platinum Group Metals Ltd. Annual Report 2004

MANAGEMENT DISCUSSION

AND ANALYSIS

1.

DESCRIPTION OF BUSINESS

The Company was incorporated on February 18, 2002 by an order of the Supreme Court of British Columbia approving an amalgamation by plan of arrangement between Platinum Group Metals Ltd. and New Millennium Metals Corporation. Platinum Group Metals Ltd. was incorporated on January 10, 2000 as 599141 B.C. Ltd. and changed its name to Platinum Group Metals Ltd. on March 16, 2000, at which time it commenced operations. New Millennium Metals Corporation was incorporated in British Columbia on March 11, 1983 under the name Harvey Creek Gold Placers Ltd. Later, on March 22, 1999 the company was renamed New Millennium Metals Corporation. As a result of the amalgamation both New Millennium Metals Corporation and Platinum Group Metals Ltd. ceased to exist as of February 18, 2002. As a result of the amalgamation, a new company also named Platinum Group Metals Ltd. was formed and it assumed all of the rights and obligations of the two predecessor corporations.

The Company is an exploration and development company conducting work primarily on mineral properties it has staked or acquired by way of option agreement in Ontario, Canada and the Republic of South Africa. The Company has not yet determined whether its mineral properties contain ore reserves that are economically recoverable. The Company defers all acquisition, exploration and development costs related to mineral properties. The recoverability of these amounts is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of the property, and any future profitable production, or alternatively upon the Company’s ability to dispose of its interests on an advantageous basis.

2.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITIONS

a)

Results of Operations

During the year the Company incurred a loss of $2,242,627 (2003 – $1,748,993). Included were mineral property write down expenses of $1,044,542 (2003 – $815,714) and a provision for future income tax recoveries of $278,000 (2003 – $212,400). General and administrative expenses totaled $1,811,538 (2003 – $1,082,316) while interest and other income was $430,106 (2003 – $177,068).

During the fourth quarter general and administrative expenses totaled $575,051 (2003 - $315,595) before interest and other income of $49,833 (2003 - $37,425). During the fourth quarter the Company was active with an exploration program on its War Springs project in South Africa consisting of diamond drilling, geophysical surveys and ground prospecting. Work was also underway on prospecting and mapping of the Company’s Onderstepoort project in South Africa and on the assessment and analysis of drilling and geophysical results from both the Company’s Twees-palk project in South Africa and the Lakemount project in Ontario, Canada. Global exploration expenditures during the fourth quarter totaled $940,537 (2003 - $289,877).

The Company increased its general level of activity in the past year both in Canada and South Africa. The Company actively reviewed many potential property acquisitions during the year. The Company also increased efforts to raise its profile and liquidity in the capital markets. Due to these factors the Company has incurred generally higher costs in 2004 over prior years.

The following table sets forth selected financial data from the Company’s Audited Financial Statements and should be read in conjunction with these financial statements.

	Year ended August 31, 2004	Year ended August 31, 2003	Year ended August 31, 2002
Revenue (interest & other income)	$430,106	$177,068	$23,028
Net Income (Loss)	($2,242,627)	($1,748,993)	($1,501,620)
Net Income (Loss) per Share	($0.07)	($0.07)	($0.10)
Total Assets	$9,134,019	$5,086,421	$4,373,047
Long Term Debt	-	-	-
Dividends	-	-	-

The following table sets forth selected quarterly fi nancial information for each of the last eight (8) quarters.

Quarter Ending	Revenue (interest & other income)	Net Loss	Net Loss per share
August 31, 2004	$49,833	898,979	0.03
May 31, 2004	$46,906	746,655	0.02
February 29, 2004	$293,162	196,152	0.01
November 30, 2003	$40,205	400,841	0.01
August 31, 2003	$37,425	722,102	0.03
May 31, 2003	$126,702	142,482	0.01
February 28, 2003	$7,770	595,793	0.02
November 30, 2002	$5,171	288,616	0.01

Platinum Group Metals Ltd. Annual Report 2004

The Company has not declared nor paid dividends on its common shares. The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

b)

Trend Information

Other than the financial obligations as set out in the table provided at item 5 below, there are no identifiable trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Company’s liquidity either increasing or decreasing at present or in the foreseeable future. The Company will require sufficient capital in the future to meet its acquisition payments and other obligations under mineral property option agreements for those properties it considers worthy to incur continued holding and exploration costs upon. The need to make such payments is a trend as it is unlikely that all such obligations will be eliminated from the Company’s future business activities. The Company intends to utilize its cash on hand in order to meet its obligations under mineral property option agreements. It is unlikely that the Company will generate sufficient operating cash flow to meet all of these ongoing obligations in the foreseeable future. Accordingly, the Company will likely need to raise additional capital by issuance of equity within the next year. At this time the Company has no plan or intention to issue any debt in order to raise capital for future requirements.

At the time of writing there is a noted favourable trend with regard to the market for metal commodities and related products, however, it is the opinion of the Company that its own liquidity will be most affected by the results of its own acquisition, exploration and development activities. The acquisition or discovery of an economic mineral deposit on one of its mineral properties may have a favourable effect on the Company’s liquidity, and conversely, the failure to acquire or find one may have a negative effect.

c)

Risk Factors

The following is a brief discussion of those distinctive or special characteristics of the Company’s operations and industry that may have a material impact on, or constitute risk factors in respect of, the Company’s future financial performance.

The Company, and thus the securities of the Company, should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in this Annual Report prior to making an investment in the Company. In addition to the other information presented in this Annual Report, the following risk factors should be given special consideration when evaluating an investment in the Company’s securities.

General

Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits, which, though present, are insufficient in quantity and quality to return a profit from production.

The Company’s business is subject to exploration and development risks

All of the Company’s properties are in the exploration stage of development and no known reserves have been discovered on such properties. There is no certainty that the expenditures to be made by the Company or its joint venture partners in the exploration of its properties described herein will result in discoveries of precious metals in commercial quantities or that any of the Company’s properties will be developed. Most exploration projects do not result in the discovery of precious metals and no assurance can be given that any particular level of recovery of precious metals will in fact be realized or that any identified resource will ever qualify as a commercially mineable (or viable) resource which can be legally and economically exploited. Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permit regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of precious metals ultimately discovered may differ from that indicated by drilling results. There can be no assurance that precious metals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale.

Political and economic instability may affect the Company’s business

The Company’s activities in Canada and South Africa are subject to risks common to operations in the mining industry in general, as well as certain political and economic uncertainties related specifically to operating in South Africa. South Africa has recently undergone significant change in its government since the free elections in 1994. At present, Mining Legislation in South Africa is undergoing change. The new Mineral Resources and Petroleum Development Act became law on May 1, 2004. The regulation and operation of this new law is still being implemented. In association with the new Act, the Mining Charter sets out a target of 26% ownership and participation in the mineral industry by “Historically Disadvantaged Persons” within ten years, but the mechanisms to fully affect this objective are still evolving. Accordingly, all laws may be considered relatively new, resulting in risks related to the possible misinterpretation of new laws, unilateral modification of mining or exploration rights, operating restrictions, increased taxes, environmental regulation, mine safety and other risks arising out of new sovereignty over mining, any or all of which could have an adverse affect on the Company. The Company’s operations in general may also be affected in varying degrees by political and economic instability, terrorism, crime, extreme fluctuations in currency exchange rates and inflation.

The Company is subject to the risk of fluctuations in the relative values of the Canadian dollar as compared to the South African Rand

The Company may be adversely or favorably affected by foreign currency fluctuations. The Company is primarily funded through equity investments into the Company denominated in Canadian Dollars. Several of the Company’s options to acquire properties in the Republic of South Africa may result in option payments by the Company denominated in South African Rand or in U.S. dollars over the next three years. Exploration and development programs to be conducted by the Company in South Africa will also be funded in South African Rand. Fluctuations in the exchange rate between the Canadian dollar and the South African Rand may have an adverse or favorable affect on the Company.

The Company’s properties are subject to title risks

The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties, and properties that it has the right to acquire or earn an interest in, are in good standing. However, the Company’s properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. These defects could adversely affect the Company’s title to such properties or delay or increase the cost of the development of such properties.

The Company’s properties may also be subject to aboriginal or other historical rights that may be claimed on Crown properties

Platinum Group Metals Ltd. Annual Report 2004

or other types of tenure with respect to which mineral rights have been conferred. The Company is not aware of any aboriginal land claims having been asserted or any legal actions relating to native issues having been instituted with respect to any of the mineral properties in which the Company has an interest. The Company is aware of the mutual benefits afforded by co-operative relationships with indigenous people in conducting exploration activity and is supportive of measures established to achieve such co-operation.

Environmental Risk

Environmental legislation on a global basis is evolving in a manner that will ensure stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessment of proposed development and a higher level of responsibility for companies and their officers, directors and employees. There is no assurance that future changes to environmental legislation in Canada or South Africa will not adversely affect the Company’s operations. Environmental hazards may exist on properties in which the Company holds interests which are unknown at present and which have been caused by previous or existing owners or operators. Furthermore, future compliance with environmental reclamation, closure and other requirements may involve significant costs and other liabilities. In particular, the Company’s operations and exploration activities are subject to Canadian and South African national and provincial laws and regulations governing protection of the environment. Such laws are continually changing and, in general, are becoming more restrictive.

The mineral exploration industry is extremely competitive

The resource industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself. Competition could adversely affect the Company’s ability to acquire suitable new producing properties or prospects for exploration in the future. Competition could also affect the Company’s ability to raise financing to fund the exploration and development of its properties or to hire qualified personnel.

Metal prices affect the success of the Company’s business

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resources are developed, a profitable market will exist for the sale of such product. Factors beyond the control of the Company may affect the marketability of any minerals discovered. No assurance may be given that metal prices will remain stable. Significant price fluctuations over short periods of time may be generated by numerous factors beyond the control of the Company, including domestic and international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The effect of these factors on the price of minerals and therefore the economic viability of any of the Company’s exploration projects cannot accurately be predicted. As the Company is in the exploration stage, the above factors have had no material impact on present operations or income.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

d)

Exploration Programs and Expenditures

Acquisition costs deferred during the current year totaled $515,777 (2003 – $459,809). Exploration and development costs deferred in 2004 totaled $2,711,412 (2003 – $1,296,469). Of that amount $1,330,643 (2003 - $483,889) was incurred on the Company’s Canadian properties. An amount of $1,380,769 (2003 - $812,580) was incurred on the Company’s South African properties.

Cost recoveries before adjustments on mineral properties during the year amounted to $78,750 (2003 – $(40,335)). In 2003, recoveries amounted to $141,539, but after recognizing an adjustment for $181,874 in work converted to shares by Wheaton River, the net amount for the year was a charge of $40,335. During the year $1,044,542 (2003 – $815,714) in deferred costs relating to mineral properties were written off. An amount of $1,018,252 (2003 - $510,830) was written off for Ontario projects while the balance of $26,290 (2003 - $304,884) related to South African write offs. See Note 6 of the Company’s annual Audited Financial Statements. On the Company’s Agnew Lake Property located west of Sudbury, Ontario, Joint Venture partners Pacific Northwest Capital and Kay-min Resources Limited, (a subsidiary of Anglo American Platinum Corporation Limited), continue to explore and, to date, have spent approximately $2.5 million on the property.

During 2004 the Company spent $302,573 (2003 - $288,320) on exploration work on its Shelby Lake and Lac des Iles, Ontario properties. Work consisted mostly of drilling, mapping and geochemistry.

During late 2003 the Company acquired an option to earn up to a 62% interest in the Lakemount nickel-copper-PGE project located near Wawa, Ontario. Before the Company’s recent involvement, this project was last drilled extensively prior to 1958. The property hosts well-defined low-grade nickel-copper-PGE mineralization. In December 2003 the Company completed a 1,475 metre drilling program on the property and to the time of writing in 2004 has completed a further 1,830 metres in drilling. Airborne and ground based geophysical surveys were also completed on the property during 2004. Results of this exploration work continue to indicate the potential for both open pit and underground resources on the property. Combined acquisition and exploration costs deferred on the property by the Company amounted to $959,792 at August 31, 2004 (2003 – $9,910). The next phase of work at Lakemount will be to update the Company’s 3-dimensional geological and grade models with all available data and then complete a preliminary resource assessment and scoping study. Roscoe Postle Associates Inc. of Toronto was retained in October 2004 to complete this work.

During 2004 the Company was very active in the Republic of South Africa (“RSA”). In 2003 the Company acquired a 100% South African subsidiary named Platinum Group Metals (RSA)(Pty.) Ltd. (“PTM RSA”) for the purposes of holding mineral rights and conducting operations on behalf of the Company in the RSA. Mr. John Gould, a senior mining executive, is the managing director of PTM RSA and has established a permanent office in Johannesburg. During 2004 several professional and administration staff joined PTM RSA and the Company now conducts all of its South African exploration and development work through PTM RSA.

On June 3, 2002, the Company acquired a right to earn a 100% interest in two properties located in the Northern Limb of the Bushveld Complex. The properties are comprised of the 2,396 hectare War Springs Property and the 2,177 hectare Tweespalk Property, both located on the postulated extension of the Platreef near the PPRust Platinum Mine operated by Anglo American Platinum Corporation Limited. The Company may purchase 100% of these mineral rights at any time within three years from the date of grant of a prospecting permit on each property for US$475 per hectare in year one, or US$570 per hectare in year two, or US$690 per hectare in year three. The Company was granted prospecting permits on both properties during the year. The Company has agreed to pay prospecting fees to the mineral rights holders of US$2.50 per hectare in year one, US$2.75 per hectare in year two and US$3.25 per hectare in year three. The mineral rights holders retain a 1%

Platinum Group Metals Ltd. Annual Report 2004

Net Smelter Return Royalty (“NSR”) on the property, subject to the Company’s right to purchase the NSR at any time for US$1.4 million. A 5% finder’s fee on payments made to the mineral rights holders is payable to a South African consulting group retained by the Company in 2002.

During 2004 the Company acquired detailed airborne magnetic data covering the War Springs property from a third party corporation. After careful interpretation of the airborne and other data the Company then conducted mapping and soil geochemistry surveys. Drilling commenced on the property in May 2004 and is ongoing at the time of writing. To the time of writing approximately 5,000 metres has been drilled. Logging and sampling procedures are ongoing. During 2004 the Company conducted approximately 2,300 metres of drilling on the Tweespalk property. Combined costs of investigation and acquisition on the two properties to August 31, 2004 amounted to $1,350,015 (2003 - $265,185) and these costs have been deferred.

In November 2002 the Company entered into a joint venture agreement with Africa Wide Mining (“AW”), a Black Economic Empowerment group in South Africa, whereby they could acquire 30% of both the War Springs and Tweespalk properties in exchange for contributing 30% of all costs. By doing so the Company immediately exceeded the ten-year objective of the Government of South Africa for at least 26% participation in mining activities in South Africa by historically disadvantaged South Africans by 2014.

Shortly after securing its option to acquire the War Springs and Tweespalk properties the Company found that another Black Economic Empowerment company, Taung Minerals (Pty) Ltd. (“Taung”), had obtained a prospecting permit over portions of the War Springs property. Taung purported to have a one-third interest for some of the mineral rights to portions of the property. The Company contested Taung’s position through a formal appeal process in the Republic of South Africa.

In September 2003 the Company, Taung, and AW agreed to a negotiated settlement of the title dispute on the War Springs property by reducing AW’s participation in the project from a 30% participating interest to a 15% interest carried to bankable feasibility, and then granting Taung a 15% interest carried to bankable feasibility. The Company’s 70% interest remained unchanged.

The Company has not recorded a receivable for AW’s 30% participating interest in the Tweespalk property, which at August 31, 2004 is calculated to be $214,840, (2003 - $37,628) as AW is not currently able to tender such an amount. The Company expects that AW will achieve its own financing in the near future and when it does so, the Company will record a receivable from AW and submit a cash call to AW for settlement. The amount recovered from AW will be treated as a reduction of the Company’s costs relating to the Tweespalk property.

In December 2002 the Company entered into an option agreement to purchase 100% of the 296 hectare Elandsfontein property located adjacent to the Bafokeng Rasimone Platinum Mine in the Western Bushveld area of South Africa. The Company made an initial payment to the Vendors of R 150,000 (approximately C$29,500 at the time of payment). The Company must also pay a base price of R 43 (approximately C$8.50) per tonne of open castable economic Upper Group 2 (“UG2”) reef resource on the property, to a minimum of R 4,000,000 (approximately C$791,000). A further payment of R 4.30 (approximately C$0.85) per tonne is due on any economic underground resource. The purchase price was payable 90 days after the grant of a mining authorization. The Company was obligated to a minimum exploration program, which was completed and exceeded before the end of the period. The Company also acquired a right to purchase the surface rights to the property at a price of R 6,500 (approximately C$1,285) per hectare.

The Company validly exercised its option by way of written notice on June 26, 2003. The initial 10% of the purchase price for the mineral rights was later tendered in terms of the option agreement. The vendors claimed that the purchase price was unascertained or unascertainable and that the agreement is therefore void. Later, the vendors accepted that the agreement was binding, but then claimed that the Company was in breech of the terms and conditions of the option agreement. The parties have agreed to refer the matter for Expert Determination as provided for in the option agreement. PTM RSA intends enforcing its rights in terms of the option agreement and is supported by the Company in this regard. PTM RSA and the Company have sought legal advice and are confident in their prospects of successfully defending their position. The alternative dispute resolution process provided for in the contract is now underway.

e)

Administration Expenses

Net general and administration expenses in 2004 were $1,381,432 (2003 - $905,248) after accounting for interest and other income of $430,106 (2003 - $177,068). During the years 2002, 2003 and 2004 the Company grew substantially through its amalgamation with New Millennium Metals Corporation and its expansion into the Republic of South Africa. General and administrative expenses are higher as a result of this growth. During 2004 the Company opened and staffed a permanent office in Johannesburg and commenced active exploration on the ground. The costs described above include corporate finance fees of $100,000 (2003 - $nil); management and consulting fees of $322,996 (2003 – $232,201); office and miscellaneous expenses of $106,306 (2003 - $ 64,263); professional fees of $130,383 (2003 - $143,357); salaries and benefits of $404,936 (2003 - $167,115); shareholder relations expense of $38,090 (2003 - $159,532); travel expenses of $231,507 (2003 - $50,364); and promotion expenses of $126,464 (2003 - $42,560). Stock compensation expense, a non-cash item, amounted to $92,881 in 2004 (2003 - $42,051). An amount of $6,500 (2002 - $29,875) in expense relates to Part XII.6 tax applied by the Canadian Federal government on unspent flow-through funds from the previous year. An amount of $4,591 (2003 – $41,508) was expensed for new property investigations during the period. Interest and other income for the year totaled $430,106 (2003 - $177,068).

f)

Related Party Transactions

Management and consulting fees expense in 2004 includes $249,253 (2003 – $184,112) incurred with five directors of the Company. Of this amount approximately $132,319 (2003 - $132,587) is related to fees for the Company’s President. At August 31, 2004 there were no fees (2003 – $9,723) owed and included in accounts payable. There were no fees incurred in 2004 (2003 – $4,100) for accounting services with a partnership in which a former officer has an interest. Geological fees of $100,100 (2003 – $74,750) were incurred with an officer during the year, of which none was owed and included in accounts payable at August 31, 2004 and 2003.

During 2003, the Company entered into a service agreement with MAG Silver Corp. (“MAG”), a company with a common director and common officer. During the year the Company received from MAG $152,353 (2003 - $38,525). During 2003 the Company also received a $100,000 finders fee in the form of 200,000 MAG common shares for introduction to certain people and mineral properties in Mexico.

g)

Shareholder Relations’ Expenses

Shareholder relations’ expense during 2004 totaled $38,090 (2003 – $159,532). Since 2003 the Company has managed its shareholder relations as an internal function, thereby reducing the cost for this

Platinum Group Metals Ltd. Annual Report 2004

service considerably over prior years. During 2004 the Company was active in raising its profile with both retail and institutional investors. Subsequent to April 2003 Roth Investor Relations has been contracted by the Company to provide services, as they are needed from time to time. They provide distribution of the Company’s information primarily to US institutions and other international analysts and money managers. Roth has offices in New Jersey, USA and affiliated offices in London and Johannesburg. Mr. Larry Roth is the Company’s primary contact with the firm.

h)

Travel and Promotion Expenses

Travel expenses for the year amounted to $231,507 (2003 – $50,364). These activities relate to the supervision of ongoing operations, new property investigations and meetings with potential institutional and sophisticated investors. During 2004 the Company’s increased activity level in South Africa increased these costs significantly. Promotion expenses in 2004 amounted to $126,464 (2003 - $42,560) and these costs relate to design work, media relations, printed material and trade show attendance.

i)

Property Acquisition Expenses

Property acquisition expenditures during the year totaled $515,777 (2003 - $459,809) in cash and shares including $93,132 for properties near Thunder Bay, Ontario, $52,599 for properties near Sudbury, Ontario, and $322,928 to acquire or maintain option rights to the South African Properties.

The sum of all payments required to perfect all of the Company’s mineral rights are greater than its currently available working capital. The Company evaluates its property interests on an ongoing basis and intends to abandon properties that fail to remain prospective. The Company is confident that it will be able to meet its earn-in obligations on those properties which management considers to be of merit. At the time of writing the Company was incurring further property acquisition expenses through its activities in Ontario, Canada and the Republic of South Africa.

3.

CRITICAL ACCOUNTING POLICIES

The Company’s accounting policies are set out in Note 2 of its Consolidated Financial Statements for the period ended August 31, 2004.

There are two policies that, due to the nature of the mining business, are significant to the financial results of the Company. These policies relate to the capitalization of mineral exploration expenditures and the use of estimates:

Under Canadian GAAP, the Company defers all costs relating to the acquisition and exploration of its mineral properties. Any revenues received from such properties are credited against the costs of the property. When commercial production commences on any of the Company’s properties, any previously capitalized costs would be charged to operations over the life of the property using a unit-of-production method. The Company regularly reviews deferred exploration costs to assess their recoverability and when the carrying value of a property exceeds the estimated net recoverable amount, provision is made for impairment in value.

The existence of uncertainties during the exploration stage and the lack of definitive empirical evidence with respect to the feasibility of successful commercial development of any exploration property does create measurement uncertainty concerning the calculation of the amount of impairment to the value of any mineral property. The Company relies on its own or independent estimates of further geological prospects of a particular property and also considers the likely proceeds from a sale or assignment of the rights before determining whether or not impairment in value has occurred.

4.

ANTICIPATED CHANGE IN ACCOUNTING POLICY

The Canadian Institute of Chartered Accountants (CICA) recently amended Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments” recommends that all stock-based compensation and payments for options granted on or after January 1, 2002 be measured using a fair value based method and recorded as an expense for fiscal years commencing on or after January 1, 2004. As at and for the year ended August 31, 2004 the Company measures and records stock-based awards made to non-employees using a fair value based method. For stock options granted to employees and directors, the Company has adopted the disclosure-only provisions whereby pro forma net income and earnings per share are disclosed in the notes to the financial statements. On September 1, 2004 the Company will adopt the revised recommendations, on a retroactive without restatement basis, such that the fair value of stock-based compensation and other transactions will be recognised as an expense in the financial statements.

5.

LIQUIDITY AND CAPITAL RESOURCES

The Company issued a total of 6,756,148 (2003 – 5,605,635) common shares during the year. Of this 6,745,239 shares (2003 – 5,557,939) were issued for cash proceeds of $5,981,397 (2003 - $2,558,456). A further 10,909 shares (2003 – 47,696) were issued for mineral properties for a value of $3,600 (2003 - $16,140). Cash proceeds are to be spent on mineral property acquisitions, exploration and development as well as for general working capital purposes. See Subsequent Events for further equity issuances. The Company’s primary source of capital has been from the sale of equity. At August 31, 2004 the Company had cash and cash equivalents on hand of $2,423,176 compared to cash and cash equivalents of $994,650 at August 31, 2003. The primary use of cash during the period was for the acquisition and exploration expenditures, being approximately $3.2 million (2003 - $1.8 million), management fees and expenses of $322,996 (2003 - $232,201) and other general and administrative expenses of $1,488,542 (2003 - $850,115). Subsequent to year-end the Company received $1,393,113 in aggregate proceeds upon the exercise of 1,297,484 common share purchase warrants.

In the normal course of business the Company enters into transactions for the purchase of supplies and services denominated in South African Rand. The Company also has cash and certain liabilities denominated in South African Rand. As a result the Company is subject to foreign exchange risk from fluctuations in foreign exchange rates. In the past year to the time of writing this report, the South African Rand has gained in value against the Canadian dollar by approximately 15%.

The following Table discloses the contractual obligations of the Company for optional mineral property acquisition payments, optional exploration work and committed lease obligations for office rent and equipment:

		Payments due by period
Contractual Obligation	Total	< 1 Year	1-3 Years	3-5 Years	> 5 Years
Acquisitions Payments	$8,582,148	$209,800	$3,570,194	$4,799,154	$3,000
Exploration Costs	$17,075,000	$1,715,000	$4.860,000	$8,500,000	$2,000,000
Lease Obligation	$294,200	$103,817	$171,167	$19,216	$0
Totals	$25,951,348	$2,028,617	$8,601,361	$13,318,370	$2,003,000

6.

CORPORATE GOVERNANCE

A system of internal control is maintained by management to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable. The Board of Directors approves the finan-

Platinum Group Metals Ltd. Annual Report 2004

cial statements and ensures that management discharges its financial responsibilities. The Board’s review is accomplished principally through the audit committee, which is composed of independent non-executive directors. The audit committee meets periodically with management and auditors to review financial reporting and control matters. The Board of Directors has also appointed a compensation committee composed of non-executive directors whose recommendations are followed with regard to executive compensation. From time to time the board may also form special sub-committees, which must investigate and report to the Board on specific topics.

7.

SUBSEQUENT EVENTS

(a) On September 30, 2004 the Company acquired 1,407,069 shares of Active Gold Group Ltd. (“Active Gold”) from six of Active Gold’s founding shareholders, all of whom are at arm’s length to the Company, in exchange for 399,999 shares of Sydney Resource Corporation, with a value of $131,200 on that date, paid from the Company’s holdings of that security. As Active Gold is estimated to have nominal value the transaction was entered into for the purpose of preserving existing business relationships and the Company will record the exchange in the subsequent period as an expense.

(b) On September 24, 2004 the Company acquired an option to earn up to a 70% interest in the Seagull property located in the Nipigon region of Ontario. PTM can earn an initial 50% property interest by completing certain exploration expenditures and cash payments over 5 years. Cumulative exploration expenditures required are $500,000 within 12 months from the date of the option agreement, $1.5 million within 24 months, $3.0 million within 36 months, $5.0 million within 48 months, and a cumulative total of $7.5 million within 60 months from the date of the option agreement. The initial $250,000 in work is a firm commitment. PTM can earn an additional 10% property interest by completing a bankable feasibility study for the property and may then earn a further 10% property interest by providing or arranging production financing. Required cash payments to the vendors are an initial $75,000 within 30 days of the agreement (paid), $75,000 within year one, $125,000 within year two, $125,000 within year three, $150,000 within year four, and $200,000 within year five for an aggregate total of $750,000. The property is subject to underlying NSR Royalties of 2.4% from which PTM may buy-back 1.4% for $2.0 million.

(c) Subsequent to year end PTM optioned a 100% property interest in the Moss Lake property for optional cash payments of $85,000 over 3 years ($10,000 paid) and optional share payments of 40,000 common shares over 3 years. The property is subject to an underlying 3% NSR Royalty, from which PTM may buy-back 2.0% at a price of $500,000 per one-half percentage point bought back.

(d) On October 26, 2004 the Company entered into a joint venture with Anglo American Platinum Corporation Limited and Africa Wide Mineral Prospecting and Exploration (Pty) Limited to pursue platinum exploration and development on combined mineral rights covering 67 square kilometres on the Western Bushveld Complex of South Africa. The Company will contribute all of its interests in portions of the farms Onderstepoort 98JQ and Elandsfontein 102JQ. Anglo Platinum will contribute its interests in portions of the farms Koe-doesfontein 94JQ, Elandsfontein 102JQ and Frischgewaagd 96JQ. The joint venture will immediately provide for a 26% Black Economic Empowerment interest in satisfaction of the 10-year target set by the Mining Charter and newly enacted Minerals and Petroleum Resources Development Act. PTM and Anglo Platinum will each own an initial 37% working interest in the JV, while Africa Wide will own an initial 26% working interest. Africa Wide will work with local community groups in order to facilitate their inclusion in the economic benefits of the JV in areas such as training, job creation and procurement.

PTM will operate and fund an exploration program in the amount of R 35 million (approx. US$ 5.6 M; C$7.0 million) over the next five years. Minimum expenditures in year one in the amount of R 5 million are a firm commitment by PTM. Optional expenditures in years two and three are also R 5 million and in years four and five amount to R 10 million in each year. After R 35 million in expenditures have been funded by PTM, the parties will fund their portion of further expenditures pro-rata based upon their working interest in the JV.

Once a bankable feasibility study has been completed the respective interest of the parties will be adjusted to reflect their relative contribution of measured, indicated, and inferred ounces determined in accordance with the South African SAMREC code. Each party will have the opportunity to contribute capital, if so desired, to maintain their respective initial working interest in the JV. The JV agreement also provides a mechanism whereby Anglo Platinum may elect to become a “non-contributory participant” to the JV and by doing so would be subject to dilution. The JV agreement includes pro-forma off-take agreements for either concentrate or broken ore.

The targets for exploration on the joint venture properties will be the Merensky and UG2 reefs of the Bushveld Complex. The potential to increase the size and confidence level of an estimated 3.72 million ounce inferred resource (9.1 million tonnes grading 5.69 grams per tonne 4E’s (platinum, palladium, rhodium, gold) on the Merensky Reef and 15.0 million tonnes grading 4.25 g/t 4E, on the UG2 reef, SAMREC Code, Anglo Platinum Annual report 2003- to be confirmed by PTM under Canadian NI 43-101) on the combined properties is considered excellent by all members of the JV. The inferred resource calculation already includes an estimated 30% to 50% geological loss. The exploration areas on the properties are adjacent to the separate BRPM joint venture, which incorporates an existing mine, formerly Anglo Platinum’s BRPM platinum mine, and the Styldrift property, contributed to the BRPM JV by the Royal Bafokeng Nation.

The Merensky and UG2 reefs have been intercepted on the JV properties in a number of drill holes outside of areas where resources have been defined to date. These areas require immediate follow-up drilling. Prospecting permits have been issued and drilling can commence immediately. The contributed properties include the untested projected surface trace of the reefs.

(e) Subsequent to year end 1,297,484 common shares were issued pursuant to the exercise of 1,200,000 warrants at a price of $1.10 per share and 97,484 warrants at a price of $0.75 per share for aggregate proceeds of $1,393,113.

8.

LIST OF DIRECTORS AND OFFICERS

a) Directors:
R. Michael Jones	Barry W. Smee	Frank Hallam
Iain McLean	Douglas Hurst

b) Officers:
R. Michael Jones	Barry W. Smee	Frank Hallam
(President)	(Secretary)	(Chief Financial Officer)

c) Officers of Subsidiary:
John Gould (Managing Director Platinum Group Metals RSA (Pty) Ltd.)

Platinum Group Metals Ltd. Annual Report 2004

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Platinum Group Metals Ltd. (An exploration stage company)

We have audited the consolidated balance sheets of Platinum Group Metals Ltd. (an exploration stage company) as at August 31, 2004 and 2003 and the consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three year period ended August 31, 2004 and the cumulative period from March 16, 2000 to August 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three year period ended August 31, 2004 and the cumulative period from March 16, 2000 to August 31, 2004 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Vancouver, British Columbia
November 8, 2004

COMMENTS BY AUDITORS ON CANADA - UNITED STATES OF AMERICA REPORTING DIFFERENCES

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the Shareholders dated November 8, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the consolidated financial statements.

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s consolidated financial statements, such as the change described in Note 2 (f) to the consolidated financial statements. Our report to the shareholders, dated November 8, 2004, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the consolidated financial statements.

Chartered Accountants
Vancouver, Canada
November 8, 2004

Platinum Group Metals Ltd. Annual Report 2004

PLATINUM GROUP METALS LTD.
(An exploration stage company)

CONSOLIDATED BALANCE SHEET

AUGUST 31	2004	2003

ASSETS

CURRENT
Cash and cash equivalents	$2,423,176	$994,650
Marketable securities (market value-$641,375; 2003-$124,000)	331,750	58,000
Amounts receivable (Note 4)	241,135	76,411
Prepaid expenses and other	28,194	24,820
Total current assets	3,024,255	1,153,881
MINERAL PROPERTIES (Note 6)	5,995,550	3,891,653
FIXED ASSETS (Note 7)	114,214	40,887
Total assets	$9,134,019	$5,086,421

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$659,895	$169,548
Total current liabilities	659,895	169,548
FUTURE INCOME TAXES (Note 10)	427,000	359,000
Total liabilities	1,086,895	528,548

SHAREHOLDERS’ EQUITY

Share Capital (Note 8)	14,990,075	9,005,078
Contributed Surplus (Note 8 (c))	134,932	42,051
Deficit accumulated during the exploration stage	(7,077,883)	(4,489,256)
Total shareholders’ equity	8,047,124	4,557,873
Total liabilities and shareholders’ equity	$9,134,019	$5,086,421

CONTINUING OPERATIONS (Note 1)
CONTINGENCIES AND COMMITMENTS (Note 11)

APPROVED BY THE DIRECTORS:

R. Michael Jones, Director	Frank Hallam, Director

See Accompanying Notes to the Consolidated Financial Statements

Platinum Group Metals Ltd. Annual Report 2004

PLATINUM GROUP METALS LTD.
(An exploration stage company)

CONSOLIDATED STATEMENTS OF OPERATIONS
	Year ended August 31, 2004	Year ended August 31, 2003	Year ended August 31, 2002	Cumulative amount from March 16,2000 to August 31, 2004
EXPENSES
Amortization	$31,768	$15,464	$10,256	$66,819
Annual general meeting	32,125	27,060	3,717	62,902
Corporate finance fees	100,000	-	-	125,000
Filing and transfer agent fees	57,756	37,986	28,277	151,372
Insurance	13,674	9,938	7,863	34,878
Management and consulting fees	322,996	232,201	154,562	801,687
Office and miscellaneous	106,306	64,263	43,585	265,025
Professional fees	130,383	143,357	184,209	610,431
Promotion	126,464	42,560	16,816	185,839
Rent	76,619	41,896	18,870	150,795
Salaries and benefits	404,936	167,115	75,584	659,836
Shareholder relations	38,090	159,532	203,138	475,212
Stock compensation expense	92,881	42,051	-	134,932
Telephone	39,533	18,654	17,122	84,839
Travel	231,507	50,364	24,150	363,848
Other taxes	6,500	29,875	47,391	83,766
	(1,811,538)	(1,082,316)	(835,540)	(4,257,181)

Less interest and other income	430,106	177,068	23,028	692,346
Loss before other items	(1,381,432)	(905,248)	(812,512)	(3,564,835)

Other items:
Property investigations	4,591	41,508	30,467	126,241
Mineral property costs written off	1,044,542	815,714	1,090,871	2,958,452
(Gain) loss on sale and write-down of marketable securities	-	(12,802)	21,370	8,568
Equity in loss of Active Gold Group Ltd. (Note 5)	-	187,000	-	187,000
Write-down of investment in and advances to Active Gold Group Ltd. (Note 5)	90,062	24,725	-	114,787
	1,139,195	1,056,145	1,142,708	3,395,048
Loss for the period before income taxes	(2,520,627)	(1,961,393)	(1,955,220)	(6,959,883)
Future income tax recovery	278,000	212,400	453,600	944,000
Loss for the period	(2,242,627)	$(1,748,993)	$(1,501,620)	$(6,015,883)
Basic and diluted loss per share	(0.07)	$(0.07)	$(0.10)
Weighted-average number of common shares outstanding	31,640,642	25,982,475	14,821,633

See Accompanying Notes to the Consolidated Financial Statements

Platinum Group Metals Ltd. Annual Report 2004

PLATINUM GROUP METALS LTD.
(An exploration stage company)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FROM COMMENCEMENT OF OPERATIONS, MARCH 16, 2000 TO AUGUST 31, 2004
	Common shares without par value		Obligation to issue shares	Flow-through Special Warrants		Contributed surplus	Deficit accumulated during exploration stage	Total Shareholders’ Equity
	Shares	Amount		Number	Amount
Issued for cash	1,395,001	$89,000	$-	2,605,000	$521,000	$-	$-	$610,000
Issued for mineral properties	-	-	20,000	-	-	-	-	20,000
Net Loss	-	-	-	-	-	-	(39,956)	(39,956)

Balance, August 31, 2000	1,395,001	89,000	20,000	2,605,000	521,000	-	(39,956)	590,044
Issued for cash	3,195,391	1,356,532	-	2,383,090	1,107,771	-	-	2,464,303
Issued upon exercise of share purchase warrants	2,000	1,100	-	-	-	-	-	1,100
Issued for mineral properties	210,000	57,050	(17,400)	-	-	-	-	39,650
Issued upon exercise of special warrants	2,605,000	521,000	-	(2,605,000)	(521,000)	-	-	-
Issued upon exercise of flow through special warrants	2,383,090	1,107,771	-	(2,383,090)	(1,107,771)	-	-	-
Future income taxes relating to exploration expenditures applicable to flow-through shares	-	-	-	-	-	-	(310,000)	(310,000)
Net loss	-	-	-	-	-	-	(482,687)	(482,687)

Balance at August 31, 2001	9,790,482	3,132,453	2,600	-	-	-	(832,643)	2,302,410
Issued for cash	6,864,001	1,951,135	-	-	-	-	-	1,951,135
Issued for mineral properties	102,728	36,509	(2,600)	-	-	-	-	33,909
Issued to acquire New Millennium Metals	5,468,421	1,310,385	-	-	-	-	-	1,310,385
Future income taxes relating to exploration expenditures applicable to flow-through shares	-	-	-	-	-	-	(266,000)	(266,000)
Net loss	-	-	-	-	-	-	(1,501,620)	(1,501,620)

Balance, August 31, 2002	22,225,632	6,430,482	-	-	-	-	(2,600,263)	3,830,219
Issuance of flow-through common shares for cash	1,181,346	678,589	-	-	-	-	-	678,589
Issuance of common shares for cash	3,062,500	1,411,342	-	-	-	-	-	1,411,342
Issued on exercise of mineral property option (Note 6)	571,603	200,061	-	-	-	-	-	200,061
Issued on exercise of warrants	645,990	233,389	-	-	-	-	-	233,389
Issued on exercise of stock options	96,500	35,075	-	-	-	-	-	35,075
Issued for mineral properties	47,696	16,140	-	-	-	-	-	16,140
Future income taxes relating to exploration expenditures applicable to flow-through shares	-	-	-	-	-	-	(140,000)	(140,000)
Stock options granted to consultants	-	-	-	-	-	42,051	-	42,051
Net loss	-	-	-	-	-	-	(1,748,993)	(1,748,993)

Balance, August 31, 2003	27,831,267	$9,005,078	$-	-	$-	$42,051	$(4,489,256)	$4,557,873
Issuance of flow-through common shares for cash	1,056,000	1,267,200	-	-	-	-	-	1,267,200
Issuance of common shares for cash	3,810,207	3,226,590	-	-	-	-	-	3,226,590
Issued on exercise of warrants	1,747,032	1,428,407	-	-	-	-	-	1,428,407
Issued on exercise of stock options	132,000	59,200	-	-	-	-	-	59,200
Issued for mineral properties	10,909	3,600	-	-	-	-	-	3,600
Future income taxes relating to exploration expenditures applicable to flow-through shares	-	-	-	-	-	-	(346,000)	(346,000)
Stock options granted to consultants	-	-	-	-	-	92,881	-	92,881
Net loss	-	-	-	-	-	-	(2,242,627)	(2,242,627)

Balance, August 31, 2004	34,587,415	$14,990,075	$-	-	$-	$134,932	$(7,077,883)	$8,047,124

See Accompanying Notes to the Consolidated Financial Statements

Platinum Group Metals Ltd. Annual Report 2004

PLATINUM GROUP METALS LTD.
(An exploration stage company)

CONSOLIDATED STATEMENTS OF CASH FLOWS
	Year ended August 31, 2004	Year ended August 31, 2003	Year ended August 31, 2002	Cumulative amount from March 16, 2000 to August 31, 2004
OPERATING ACTIVITIES
Loss for the period	$(2,242,627)	$(1,748,993)	$(1,501,620)	$(6,015,883)
Add items not affecting cash
Amortization	31,768	15,464	10,256	66,819
Equity in loss of Active Gold Group Ltd.	-	187,000	-	187,000
Write-down of investment in and advances to Active Gold Group Ltd.	90,062	24,725	-	114,787
Future income tax recovery	(278,000)	(212,400)	(453,600)	(944,000)
(Gain) loss on disposal and write-down of marketable securities	-	(12,802)	21,370	8,568
Mineral property costs written-off	1,044,542	815,714	1,090,871	2,958,452
Finders fee received in shares (Note 5 and 9)	-	(100,000)	-	(100,000)
Gain on sale of mineral property	(240,000)			(240,000)
Non-cash share compensation expense	92,881	42,051	-	134,932
Net change in non-cash working capital (Note 12)	322,249	309,431	(202,266)	339,806
	(1,179,125)	(679,810)	(1,034,989)	(3,489,519)
FINANCING ACTIVITIES
Issuance of common shares	5,981,397	2,558,456	1,683,461	11,669,946
Issuance of flow-through special warrants	-	-	-	1,107,771
Issuance of special warrants	-	-	-	521,000
	5,981,397	2,558,456	1,683,461	13,298,717
INVESTING ACTIVITIES
Costs to acquire New Milennium Minerals	-	-	(231,325)	(231,325)
Acquisition of capital assets	(105,095)	(30,740)	(13,915)	(177,336)
Acquisition cost of mineral properties	(467,177)	(443,669)	(111,488)	(1,330,297)
Acquisition and exploration costs recovered	-	-	-	300,000
Exploration expenditures	(2,711,412)	(1,341,969)	(954,263)	(5,907,357)
Investment in and advances to Active Gold Group Ltd.	(90,062)	(160,327)	-	(250,389)
Proceeds on sale of marketable securities	-	193,802	16,880	210,682
	(3,373,746)	(1,782,903)	(1,294,111)	(7,386,022)
Net increase in cash and cash equivalents	1,428,526	95,743	(645,639)	2,423,176

Cash, beginning of period	994,650	898,907	1,544,546	-
Cash, end of period	$2,423,176	$994,650	$898,907	$2,423,176

SUPPLEMENTARY INFORMATION ON NON-CASH INVESTING AND FINANCING ACTIVITIES:

(i)

During the year ended August 31, 2004, the Company issued 10,909 common shares with a value of $3,600 in connection with the acquisition of mineral properties.

(ii)

During the year ended August 31, 2004, the Company received marketable securities with a fair value of $33,750 relating to the recovery of mineral properties’ costs.

(iii)

During the year ended August 31, 2004, the Company received 1,200,000 shares of Sydney Resource Corp. (TSXV:SYR) with a value of $0.20 per share in exchange for sale of a 100-percent interest in the Company’s Simlock Creek, British Columbia gold project and the termination of the earn-in requirements under a related option agreement.

(iv)

During the year ended August 31, 2003, the Company issued 47,696 common shares with a value of $16,140 in connection with the acquisition of mineral properties.

(v)

During the year ended August 31, 2003, the Company issued 571,603 shares on exercise of an option in exchange for previous reimbursement of exploration expenditures in the amount of $200,061.

(vi)

During the year ended August 31, 2003, the Company received marketable securities with a fair value of $45,500 relating to the recovery of mineral properties costs.

(vii)

During the year ended August 31, 2002, the Company issued 5,468,421 common shares with a value of $1,310,385 in connection with the Amalgamation (Note 3).

SUPPLEMENTARY INFORMATION ON CASH FLOWS:

No interest or income tax expenses were paid during the periods disclosed.

See Accompanying Notes to the Consolidated Financial Statements

Platinum Group Metals Ltd. Annual Report 2004

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. CONTINUING OPERATIONS

The Company was incorporated on February 18, 2002 by an order by the Supreme Court of British Columbia approving an amalgamation by plan of arrangement between Platinum Group Metals Ltd. (“Old Platinum”) and New Millennium Metals Corporation (“New Millennium”). Old Platinum was incorporated on January 10, 2000 as 599141 B.C. Ltd. and later changed its name to Platinum Group Metals Ltd. New Millennium Metals Corporation was incorporated in British Columbia on March 11, 1983 under the name Harvey Creek Gold Placers Ltd. and later changed its name to New Millennium Metals Corporation. As a result of the amalgamation, a new company also named Platinum Group Metals Ltd. was formed as of February 18, 2002 and it assumed all of the rights and obligations of the two predecessor corporations. As described in Note 3, Old Platinum was identified as the acquirer and the business combination was recorded as a purchase of New Millennium by Old Platinum.

The Company is an exploration company conducting work on mineral properties it has staked or acquired by way of option agreements principally in Ontario and the Republic of South Africa. The Company has not yet determined whether its mineral properties contain ore reserves that are economically recoverable. The Company defers all acquisition, exploration and development costs related to mineral properties. The recoverability of these amounts is dependant upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of the property, and future profitable production, or alternatively, upon the Company’s ability to dispose of its interests on an advantageous basis.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable on a going concern basis, which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. The Company has incurred losses from inception and does not currently have the financial resources to sustain operations in the long-term. The Company’s ability to continue as a going concern is dependent upon its ability in the future to achieve profitable operations and, in the meantime, to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due. External financing, predominately by the issuance of equity to the public, will be sought to finance the operations of the Company; however, there is no assurance that sufficient funds will be raised.

These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company not be able to continue as a going concern. If the going concern basis was not appropriate for these consolidated financial statements, then significant adjustments would be necessary to the carrying values of assets and liabilities, the reported expenses, and the balance sheet classifications used.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and include the following significant policies outlined below. These policies conform, in all material respects, with accounting principles generally accepted in the United States of America (“US GAAP”), except as described in Note 14.

(a) Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Platinum Group Metals (RSA) (PTY) Ltd. (“PTM RSA”). PTM RSA holds mineral rights and con ducts operations in the Republic of South Africa. All significant inter company balances and transactions have been eliminated upon consolidation.

(b) Mineral properties and deferred exploration costs

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or disposed of either through sale or abandonment. The estimated values of all properties are assessed by management on a continual basis and if the carrying values exceed estimated recoverable values, then these costs are written down to the estimated recoverable values. If put into production, the costs of acquisition and exploration will be written off over the life of the property, based on the estimated economic reserves.

Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs are written off to operations.

(c) Cash and cash equivalents

Cash and cash equivalents consist of cash and short-term money market instruments which are readily convertible to cash and have original maturities of 90 days or less.

(d) Marketable securities

Marketable securities are recorded at the lower of cost or market value.

(e) Fixed assets

Fixed assets are recorded at cost and are amortized on the declining balance basis at the following annual rates:

Computer equipment	30%
Computer software	30%
Office furniture and equipment	20%

(f) Stock-based compensation

The Company has adopted the original recommendations of CICA Handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments, effective September 1, 2002. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method. The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities. For stock options granted to employees and directors, the Company has adopted the disclosure-only provisions whereby pro forma net income and pro forma earnings per share are disclosed in the notes to the financial statements as if the fair value based method of accounting had been used.

Compensation expense is recognized when stock options are issued to employees and directors for the excess, if any, of the quoted market price at the date of grant over the exercise price. Any consideration paid by employees and directors on the exercise of stock options is credited to share capital.

Compensation expense is determined when stock options are issued to non-employees and is recognized over the vesting period of the option. The compensation expense is determined as the fair value of the option at the date of grant using an option pricing model.

(g) Income taxes

Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values. Future tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

(h) Earnings (loss) per common share

Basic earnings per share are calculated using the weighted average number of common shares outstanding, excluding contingently returnable shares held in escrow.

The Company uses the treasury stock method for the calculation of diluted earnings per share. Diluted earnings per share is computed using the weighted average number of common and common equivalent shares outstanding during the year. Common equivalent shares consist of the incremental common shares arising upon the assumed exercise of stock

Platinum Group Metals Ltd. Annual Report 2004

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

options and warrants, but are excluded from the computation if their effect is anti-dilutive.

(i) Financial instruments

The carrying values of cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities reflected in the balance sheet approximate their respective fair values. The fair value of marketable securities are as disclosed on the balance sheet.

Price risk is the risk that the value of the Company’s financial instruments will vary from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign exchange rates.

(j) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Actual results could differ from those estimates.

3. AMALGAMATION

The Company was incorporated on February 18, 2002 by an order by the Supreme Court of British Columbia approving an amalgamation by plan of arrangement between Platinum Group Metals Ltd. and New Millennium Metals Corporation. In exchange for 100% of the issued and outstanding shares of New Millennium, the shareholders of New Millennium each received one share of the new company for each 1.65 shares of New Millennium. The new Platinum Group Metals Ltd. issued and delivered 5,468,421 shares to the shareholders of New Millennium. Shareholders of the old Platinum Group Metals Ltd. each received one share of the new company in exchange for every one share of the old company. All of the continuing obligations of New Millennium with regard to share purchase options, warrants and share payments were converted at a ratio of 1.65:1. This business combination has been accounted for as a purchase transaction with predecessor company Platinum Group Metals Ltd. identified as the acquirer and New Millennium identified as the acquiree. Consideration to the shareholders of New Millennium Metals Corporation consisted of 5,468,421 shares of the Company at a price of $0.24 per share. Costs of the amalgamation totalled $231,325. Total cost to the Company was therefore $1,541,710. Results of operations and financial position of New Millennium were consolidated with the accounts of the Company with effect from February 18, 2002.

The fair value of assets acquired from New Millennium was as follows:

Current Assets	$81,206
Mineral Properties	1,930,444
Capital Assets	3,697
Accrued Liabilities	(164,637)
Future Income Liability	(309,000)
$1,541,710

4. AMOUNTS RECEIVABLE

	2004	2003
Advances Receivable	$-	$35,023
Goods and Services
Tax Recoverable	33,186	16,902
South African Value Added Tax (VAT) Recoverable	198,449	-
Interest Receivable	9,500	14,152
Other	-	10,333
	$241,135	$76,411

5. INVESTMENTS

(a) Active Gold Group Ltd.

Active Gold Group Ltd. (“AGG Canada”) was incorporated under the Canada Business Corporations Act with one share issued to the Company on June 11, 2002. In August 2002 AGG Canada acquired a 100% private subsidiary in the Republic of South Africa named Active Gold Group RSA (Pty) Limited (“AGG RSA”). In 2003 the Company and other investors subscribed for further common shares of AGG Canada. At August 31, 2004 the Company held 1,461,905 shares (26.79%) of AGG Canada at a cost of $160,327. Subsequent to August 31, 2004 the Company acquired a further 1,407,069 shares of AGG Canada as described in Note 15. AGG Canada is a private corporation and it shares common directors and officers with Platinum Group Metals Ltd. Advances by the Company to AGG Cana-da were related to commercial activity in the normal course of business.

In 2003 AGG RSA failed to achieve a prospecting license for its Rooderand Gold Project and the project was abandoned. Both AGG Canada and AGG RSA are now dormant. In 2003 the Company wrote off its remaining investment in and advances to AGG Canada after recognizing its equity in the losses of AGG Canada. A summary of the Company’s investment and advances to AGG Canada is as follows:

Advances, at August 31, 2002	$5,911
Investment	160,327
Advances	45,487
211,725
Equity in loss of AGG Canada	(187,000)
Write-down of investment in and advances of AGG Canada	(24,725)
Balance, at August 31, 2003	$-
Advances	90,062
Write-down of investment in and advances to AGG Canada	(90,062)
Balance, at August 31, 2004	$-

(b) MAG Silver Corporation

During 2003 the Company was paid a finders’ fee of 200,000 shares of MAG Silver Corporation for the introduction of MAG Silver to certain people and mineral properties located in Mexico. The shares were recorded at their issue price of $0.50 per share. During 2003 the Company sold 100,000 of these shares for proceeds of $67,630. The remaining 100,000 MAG shares owned by the Company had a market value of $96,000 at August 31, 2004.

(c) Sydney Resource Corporation

On February 18, 2002, New Millennium granted Sydney Resource Corporation an option to earn a 50% interest in New Millenium’s 100% owned Simlock Creek gold project, located in the Cariboo Mining District of British Columbia, in exchange for cash payments of $53,000 over five years and $1,000,000 in work over five years. On December 2, 2003 the Company and Sydney agreed to terminate the Option and the Company then sold the property to Sydney outright in exchange for 1,200,000 shares of Sydney at a value of $0.20 per share. At August 31, 2004 these shares had a market value of $0.42 each. Subsequent to August 31, 2004 the Company exchanged 399,999 of these Sydney shares for the purchase of 1,407,069 shares of Active Gold Group Ltd. as described in Note 15.

Advances receivable consist of funds advanced to officers, directors and consulting geologists for exploration and corporate activities conducted in the normal course of business and bear no interest.

Platinum Group Metals Ltd. Annual Report 2004

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6. MINERAL PROPERTIES

Mineral properties consist of the following:

Annual Balance by Category	2004	2003	2002
Acquisition costs	$1,899,705	$1,912,895	$1,894,108
Deferred exploration costs	4,095,845	1,978,758	1,056,981
	$5,995,550	$3,891,653	$2,951,089

Annual Expenditure by Category	2004	2003	2002
Acquisition costs	$515,777	$459,809	$2,195,517
Assays & geochemical	315,001	220,334	156,324
Drilling	1,081,099	365,780	232,441
Geological	979,836	460,875	300,010
Geophysical	155,532	80,440	129,964
Maps, fees and licenses	26,904	37,318	22,782
Reclamation	4,480	-	-
Site administration	72,150	35,279	52,533
Travel	76,411	56,108	83,741
	3,227,189	1,715,943	3,173,312
Less recoveries (adjustments)	78,750	(40,335)	198,709
	3,148,439	1,756,278	2,974,603
Total beginning of year	3,891,653	2,951,089	1,067,357
Less amounts written off	(1,044,542)	(815,714)	(1,090,871)
	2,847,111	2,135,375	(23,514)
Total, end of year	$5,995,550	$3,891,653	$2,951,089

Details of specific mineral properties are as follows:

Property	August 31, 2002	Costs (Recoveries) Incurred During the Year	Properties Written Off	August 31, 2003	Costs (Recoveries) Incurred During the Year	Properties Written Off	August 31, 2004
ONTARIO
Agnew Lake	$384,568	$(33,571)	$-	$350,997	$(19,145)	$-	$331,852
Pro Am	3,125	14,699	-	17,824	3,600	-	21,424
Other Sudbury	180,031	(14,735)	(55,415)	109,881	4,974	(100,485)	14,370
Shelby Lake	308,635	247,696	-	556,331	141,675	-	698,006
Taman	129,361	30,211	-	159,572	2,771	(162,343)	-
Taman East	53,712	15,732	-	69,444	531	(69,975)	-
Senga	60,427	-	-	60,427	-	(60,427)	-
Dog River	147,341	65,293	-	212,634	1,576	-	214,210
LDI River	536,637	58,305	-	594,942	160,898	-	755,840
S Legris	474,720	84,332	-	559,052	28,317	(587,369)	-
Pebble	63,123	68,199	-	131,322	10,961	-	142,283
Stucco	368,159	26,519	(394,678)	-	-	-	-
PS Overlap	-	18,660	-	18,660	2,098	(20,758)	-
Faries Lake	-	-	-	-	76,792	-	76,792
Moshkinabi	-	-	-	-	60,824	-	60,824
Lakemount	-	9,910	-	9,910	949,882	-	959,792
Seagull	-	-	-	-	8,341	-	8,341
Other - Ontario	74,222	38,370	(60,737)	51,855	24,811	(16,895)	59,771
	2,784,061	629,620	(510,830)	2,902,851	1,458,906	(1,018,252)	3,343,505
SOUTH AFRICA
Bushveld	-	26,290	-	26,290	52,131	(26,290)	52,131
Tweespalk	19,282	106,144	-	125,426	590,708	-	716,134
Sharp Arab	-	31,709	(31,709)	-	-	-	-
Ledig	25,578	247,597	(273,175)	-	-	-	-
Elandsfontein	-	571,398	-	571,398	470,169	-	1,041,567
Onderstepoort	-	122,160	-	122,160	70,722	-	192,882
Zandriver	-	3,769	-	3,769	11,681	-	15,450
War Springs	122,168	17,591	-	139,759	494,122	-	633,881
	167,028	1,126,658	(304,884)	988,802	1,689,533	(26,290)	2,652,045
Total	$2,951,089	$1,756,278	$(815,714)	$3,891,653	$3,148,439	$(1,044,542)	$5,995,550

Platinum Group Metals Ltd. Annual Report 2004

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6. MINERAL PROPERTIES (continued)

(a) Ontario

(i) Agnew Lake

The Company has a 99% interest in certain claims located near Sudbury, Ontario known as the Agnew Lake property subject to a 2% royalty interest payable to the original vendor.

The Company optioned the Agnew Lake property to Pacific Northwest Capital Corporation (“PFN”) on June 18, 2000. PFN may acquire 50% of the Company’s rights and interests in the Agnew Lake Property by issuing 50,000 shares to the Company, (which have been received), making cash payments to the Company totaling $200,000 over four years, ($145,000 received) and incurring $500,000 in exploration costs over four years. In the event that PFN does not incur the required $500,000 in exploration expenses on its own account, they may exercise their option by payment to the Company of any remaining unspent balance in PFN common shares.

In 2001 the Company and PFN amended the Agnew Lake Option Agreement so that PFN may make annual payments of 75,000 PFN shares towards the exercise of their option, such shares not to be valued at less than $0.60 per share. To date, the Company has received four payments of 75,000 PFN shares towards the exercise of PFN’s option. PFN has not reported any exploration expenditures spent on the project to its own account. PFN is the project operator and is responsible for completion of all assessment and filing requirements as long as it remains operator.

On June 22, 2001, the Company and PFN optioned their interests in the property to Kaymin Resources Limited (“Kaymin”), a subsidiary of Anglo American Platinum Corporation Limited. During 2004 this agreement was amended by the parties to extend the earn-in period. Kaymin may acquire a 50% interest in the combined rights and interests of the Company and PFN by making cash payments of $200,000 to each party (which have been received) and incurring exploration expenditures of not less than $6,000,000 by December 31, 2005. Kaymin can earn an additional 10% interest by completing a bankable feasibility study and arranging financing for any development or construction.

At August 31, 2004, the Company had directly performed $512,265 worth of exploration work and caused further work of approximately $2,500,000 to be performed through the joint venture arrangement with PFN and Kaymin.

During 2001, the Company and PFN acquired an option from ProAm Explorations Corporation to acquire a 100% interest, subject to a 2% NSR royalty, in three claims adjacent to the Agnew Lake property by making cash payments of $30,000, issuing 29,090 shares of the Company and the issue of 21,000 shares of PFN over two years, all of which has been paid or issued, and completing $400,000 in exploration expenditures over a four-year period. These claims became part of the Agnew Lake property and are subject to the PFN and Kaymin option agreements covering the property.

(ii) Pebble

On March 30, 2000, the Company acquired an option to earn a 51% interest in 96 mineral claims located near Thunder Bay, Ontario known as the Pebble property in exchange for cash payments of $34,000 (of which $29,000 has been paid) and the expenditure of $500,000 in exploration within 5 years from the date of the agreement. The Company can earn an additional 9% interest in the property by completing a feasibility study within 36 months of earning the 51% interest described above.

(iii) South Legris

In April 2000 the Company acquired an option to earn a 50% interest in 261 mineral claims located near Thunder Bay, Ontario known as the South Legris property in exchange for cash payments of $98,300 (paid) and the expenditure of $1,000,000 ($492,330 incurred) in exploration expenditures within 5 years of the date of the agreement. The Company also has an option to acquire an additional 10% interest by completing a feasibility study within 36 months of earning the 50% interest described above. The South Legris property has been written off as of August 31, 2004, resulting in a write-off in the amount of $587,369.

(iv) Dog River

The Company has acquired a 100% interest in the Dog River property, located in the Lac des Iles area, which is subject to a 2.5% NSR royalty in favour of the original vendor, of which the Company may purchase one half back for $1,500,000.

(v) Shelby Lake

On June 28, 2000, New Millennium entered into an option agreement to earn up to 60% interest in the Shelby Lake property, located in the Lac des Iles area. To earn a 50% interest the Company is required to make cash payments of $10,000 (paid), issue 30,303 shares (issued) and complete $500,000 in exploration expenditures over a four-year period. To August 31, 2004 the Company has incurred costs of $564,559 (August 31, 2003 - $422,884). The Company may earn a further 10% interest, for a total of 60%, by expending a further $500,000 over an additional 30-month period. The property is subject to a 2% NSR royalty, of which the Company can purchase one half back for $500,000.

(vi) Taman Lake Project

Pursuant to option agreements dated February 7, 2000 and amended on June 24, 2002 and March 25, 2003 New Millennium acquired an option to earn an undivided 100% interest in the Taman and Taman East properties, located in the Lac des Iles area. The Company was required to make payments of $97,500 over five years ($73,500 of which was paid to August 31, 2004) and issue 89,183 shares over five years (71,183 of which were issued to August 31, 2004). The Taman properties have been written off as of August 31, 2004, resulting in a write-off in the amount of $232,318.

(vii) Senga and Tib

New Millennium acquired these claims, located in the Lac des Iles region of Ontario, by staking on March 20, 2000. The Tib property was abandoned as of August 31, 2003, resulting in a write-off in the amount of $29,726. The Senga property was abandoned as of August 31, 2004, resulting in a write-off in the amount of $60,427.

(viii) Lac des Iles River

On May 5, 2000, New Millennium entered into an option agreement to acquire a 50% interest in the Lac des Iles River property in exchange for payments of $38,500 over three years (all of which has been paid) and the completion of exploration expenditures in the amount of $1,000,000 over five years, $548,316 of which has been incurred to August 31, 2004. The Company can earn an additional 10% interest on completion of a feasibility study within a further three years.

(ix) Lakemount

On November 6, 2003 the Company acquired an option to earn up to a 62% interest in the 3,017 hectare Lakemount property located near Wawa, Ontario. The Company may earn up to a 51% undivided property interest by completing $2.5 million in exploration and development expenditures ($894,604 incurred) and by making staged payments totalling $150,000 ($25,000 paid) and 150,000 common shares by December 31, 2008. The Company may acquire an additional 11% interest in the property by making a payment of $3.3 million to an underlying holder. The property is subject to NSR royalties ranging from 1.5% to 3.0% and a net sales royalty on precious stones of 1.5%, subject to buy-out and buy-down provisions.

(b) Republic of South Africa

(i) War Springs and Tweespalk

On June 3, 2002, the Company entered an option agreement whereby it may earn a 100% interest in the 2,396 hectare War Springs property and the 2,177 hectare Tweespalk property both located in the Northern Limb or Platreef area of the Bushveld Complex north of Johannesburg. Acquisition and exploration costs on these properties to August 31, 2004 total $1,350,015 (2003 - $265,185).

The Company may purchase 100% of these mineral rights at any time

Platinum Group Metals Ltd. Annual Report 2004

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

within three years from the grant of a prospecting permit on each property for US$475 per hectare in year one, or US$570 per hectare in year two, or US$690 per hectare in year three. The Company must also pay prospecting fees to the vendors of US$2.50 per hectare in year one, US$2.75 per hectare in year two and US$3.25 per hectare in year three. Prospecting permits were granted to the Company in August 2003 for the Tweespalk property and February 2004 for the War Springs property. The vendors retain a 1% NSR Royalty on the property, subject to the Company’s right to purchase the NSR at any time for US$1.4 million. A 5% finders’ fee applies to vendor payments.

In November 2002, the Company entered into a joint venture agreement with Africa Wide Mining (“AW”), a Black Economic Empowerment group in South Africa, whereby they may acquire 30% of both the War Springs and Tweespalk properties in exchange for contributing 30% of all costs.

Shortly after the Company acquired its option to acquire the War Springs and Tweespalk properties, Black Economic Empowerment company Taung Minerals (Pty) Ltd. (“Taung”) obtained a prospecting permit over portions of the War Springs property. Taung purported to own a one third interest to portions of the mineral rights on the property. The Company contested Taung’s position through a formal appeal process in the Republic of South Africa.

In September 2003, the Company, Taung and AW agreed to a negotiated settlement of the dispute by reducing AW’s participation in the War Springs project from a 30% participating interest to a 15% interest carried to bankable feasibility, and then granting Taung a 15% interest carried to bankable feasibility. The Company’s 70% interest remained unchanged.

The Company has not recorded a receivable for AW’s 30% participating interest in the Tweespalk property, which at August 31, 2004 is calculated to be $214,840 (2003 - $37,628) on the basis that collection of the amount is not reasonably assured. The amount, if any, ultimately recovered from AW will be treated as a reduction of the Company’s costs relating to the Tweespalk property when received.

(ii) Elandsfontein

In December 2002 the Company acquired an option to purchase 100% of the 296 hectare Elandsfontein property located in the Western Bushveld area. The Company made an initial payment to the Vendors of R 150,000 (approximately C$29,500) and exceeded a minimum work requirement. The Company must also pay a base price of R 43 (approximately C$8.50) per tonne of identified open castable economic resource on the property, to a minimum of R 4,000,000 (approximately C$791,000) and a payment of R 4.30 (approximately C$0.85) per tonne on any economic underground resource, both payable 90 days after the grant of a mining authorization. The Company also acquired a right to purchase the surface rights to the property at a price of R 6,500 (approximately C$1,285) per hectare.

The Company exercised its option to purchase the Elandsfontein property by way of written notice on June 26, 2003. The initial 10% of the purchase price for the mineral rights was tendered under the terms of the option agreement. The Vendors refused the tender and claim that the purchase price is unascertained or unascertainable and that the agreement is therefore void. The matter has been referred for Expert Determination as provided for in the option agreement. Management believes that its claim under the terms of the option agreement is strong and the matter will be determined in the Company’s favour.

(iii) Onderstepoort

During 2003 the Company entered into three option agreements to acquire mineral rights on seven portions comprising approximately 1085 hectares of the farm Onderstepoort 98 JQ located in the Western Bushveld. The Company may earn 100% of the mineral rights over 952 hectares and 50% of the mineral rights over the balance of 132 hectares. To earn its interests the Company must make aggregate prospecting payments to the vendors of R 745,000 (approximately C $144,000) by March of 2005, of which R 355,000 has been paid. The Company must also make aggregate purchase payments of R 8,549,000 (approximately C $1,675,000) over three years from the date of grant of prospecting permits on the various portions. During 2004 the Company was granted valid old order prospecting permits on five portions of the farm and has been given formal approval by the Government of South Africa of its new order prospecting permit applications on the remaining two farm portions. Certain portions are subject to a 1% NSR royalty which the Company may buy-back for R 5,000,000 (approximately C $975,000). One portion is subject to the vendor’s right to participate for a 15% working interest with the Company in a joint venture.

(c) Write-down of mineral properties

During 2004 the carrying values of certain of the Company’s mineral properties were determined to be impaired, resulting in a write-off in the amount of $1,044,542 (2003 - $815,714 ; 2002 - $1,090,871).

(d) Acquisition of New Millennium Metals Corporation

The Company acquired nineteen properties through the February 18, 2002 amalgamation with New Millennium. These properties have been recorded on the books of the Company at a fair value of $1,930,444 as described in Note 3.

(e) Title to Mineral Properties

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

7. FIXED ASSETS

	2004			2003
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Computer Equipment & Software	$133,917	$54,880	$79,037	$28,754
Office Furniture & Equipment	45,766	10,589	35,177	12,133
	$179,683	$65,469	$114,214	$40,887

8. SHARE CAPITAL

(a) Authorized

1,000,000,000 common shares without par value

(b) Issued and outstanding

During the year ended August 31, 2004:

(i) the Company issued 10,909 common shares in connection with the acquisition of mineral properties at a fair value of $3,600.

(ii) 1,747,032 share purchase warrants were exercised for proceeds of $1,428,407 and 132,000 stock options were exercised for proceeds of $59,200.

(iii) the Company completed a private placement for total proceeds of $2,040,000 through the issuance of 2,400,000 units at a price of $0.85 per unit. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable into one common share of the Company at a price of $1.10 until October 31, 2004.

(iv) the Company closed brokered private placements for gross proceeds of $2,721,555 on July 14, 2004. Proceeds of $1,267,200 were from the sale of 1,056,000 flow-through shares at $1.20 per share and $1,454,355 was from the sale of 1,385,100 non-flow-through units at $1.05 per unit. Each non-flow-through unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable to purchase an additional common share until January 14, 2006 at a price of $1.35 per share. Agent’s fees amounted to 8.0% of gross proceeds. Of this amount $188,842 was paid in cash and $26,362 was paid by way of 25,107 non-flow-through units of the offering at the issue price of $1.05 per unit. The Agents’ legal and other

Platinum Group Metals Ltd. Annual Report 2004

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

costs totalling $42,535 were paid by the Company, as well the Company paid $36,409 to its lawyers for legal costs relating to the private placement. The Agents also received 241,110 compensation options exercisable into common shares of the Company at a price of $1.20 per share until July 14, 2005.

During the year ended August 31, 2003:

(v) the Company issued 47,696 common shares in connection with the acquisition of mineral properties at a fair value of $16,140.

(vi) the Company issued 571,603 common shares in exchange for $200,061 worth of exploration work on the Shelby Lake and Lac des Iles River properties pursuant to an Option Agreement with Wheaton River Minerals Ltd. dated April 12, 2002.

(vii) the Company completed a private placement for proceeds of $500,000 through the issuance of 1,000,000 units at a price of $0.50 per unit. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable into one common share of the Company at a price of $0.75 until December 17, 2004.

(viii) the Company completed private placements for gross proceeds of $1,799,125. Proceeds of $767,875 were from the sale of 1,181,346 Flow-Through Units at $0.65 per unit. Each Flow-Through Unit consisted of one flow-through common share and one non-flow-through common share purchase warrant exercisable at a price of $0.85 until December 12, 2004. Proceeds of $1,031,250 were received from the sale of 2,062,500 Non-Flow-Through Units at a price of $0.50 per unit. Each unit consisted of one common share and one-half of one common share purchase warrant. A further 304,385 share purchase warrants were issued to brokers in connection with this private placement. Each share purchase warrant is exercisable into one common share at a price of $0.75 until December 23, 2004. Fees, legal and other costs of these placements totalled $209,193.

(ix) 645,990 share purchase warrants were exercised for proceeds of $233,389 and 96,500 stock options were exercised for proceeds of $35,025.

(x) 714,272 shares of the Company were released from an original total of 1,190,453 held in escrow pursuant to an arrangement whereby these shares would be released based on a predetermined schedule, such release period not to exceed three years. A further 199,308 shares remained held in escrow at August 31, 2003 subject to the terms of release of a separate escrow agreement originating with predecessor company New Millennium Metals Corporation. The terms of release provide for pro rata release of the escrow shares on the basis of 15% of the original number of performance escrow shares held for every $100,000 expended on exploration and development, subject to certain limitations.

During the year ended August 31, 2002:

(xi) the Company issued 102,728 common shares in connection with the acquisition of mineral properties at a fair value of $36,509.

(xii) the Company issued 1,327,500 common shares pursuant to a flow-through private placement at $0.25 per share, less issue costs of $12,000.

(xiii) the Company issued 250,000 common shares pursuant to a non-brokered private placement at $0.25 per share.

(xiv) the Company completed an amalgamation by plan of arrangement with New Millennium Metals Corporation on February 18th. The Company acquired all of the 9,022,895 issued and outstanding shares of New Millennium in exchange for 5,468,421 shares of the Company (Note 3).

(xv) the Company issued 1,403,572 common shares and 701,786 common share purchase warrants exercisable at a price of $0.36 until May 30, 2003 pursuant to a private placement at a price of $0.28 per unit.

(xvi) the Company closed a brokered private placement of 3.2 million common shares at $0.25 per common share, less issue costs of $70,038. Brokers’ warrants to purchase 319,000 shares at $0.25 per share until June 6, 2003 were also issued.

(c) Incentive stock option agreement

The Company has entered into Incentive Stock Option Agreements (“Agreements”) with directors, officers and employees. Under the terms of the Agreements, the exercise price of each option is set at the fair value of the common shares at the date of grant.

The following tables summarize the Company’s outstanding stock options:

	Number of Shares	Weighted Average Exercise Price
Options outstanding at August 31, 2001	840,000	$0.55
Granted	1,804,379	0.64
Exercised	(54,000)	0.48
Expired	(39,694)	0.71
Cancelled	(489,685)	0.96
Options outstanding at August 31, 2002	2,061,000	0.53
Granted	465,000	0.57
Exercised	(96,500)	0.67
Cancelled	(162,500)	0.36
Options outstanding at August 31, 2003	2,267,000	0.53
Granted	590,000	1.04
Exercised	(132,000)	0.45
Cancelled	(300,000)	0.60
Options outstanding at August 31, 2004	2,425,000	$0.65

Exercise Prices	Number Outstanding at August 31, 2004	Weighted Average Remaining Contractual Life (Years)	Number Exercisable at August 31, 2004
0.35	355,000	2.52	355,000
0.50	305,000	3.76	305,000
0.55	1,000,000	0.84	983,750
0.70	150,000	4.05	150,000
0.75	125,000	2.88	125,000
0.95	50,000	1.01	50,000
1.00	60,000	4.71	60,000
1.10	280,000	4.90	70,000
1.40	50,000	4.62	50,000
1.44	50,000	4.28	50,000
	2,425,000		2,198,750

The Company granted 515,000 stock options to employees and 75,000 to consultants during the year. The Company has recorded $92,881 of compensation expense relating to stock options granted to consultants in the year ended August 31, 2004. The Company records compensation costs for employee stock options whereby compensation expense is recognized for the excess, if any, of the quoted market price at the date of grant over the exercise price. Had compensation costs been determined based on the fair value of the options granted using the Black-Scholes option-pricing model, additional compensation expense would have been recorded as follows:

	2004	2003
Loss for the year as reported	$(2,242,627)	$(1,748,993)
Pro forma compensation expense	(241,000)	(77,000)
Pro forma loss	$(2,483,627)	$(1,825,993)
Pro forma basic and diluted loss per share	$(0.08)	$(0.07)

Platinum Group Metals Ltd. Annual Report 2004

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following weighted average assumptions were used in valuing stock options granted during the year:

	2004	2003
Risk-free interest rate	3.97	3.73
Expected life of options	3.47	3.50
Annualized volatility	200%	87%
Dividend rate	0.00%	0.00%

(d) Share purchase warrants

	Number of Warrants	Weighted Average Exercise Price
Balance at September 1, 2001	555,848	$0.52
Purchase warrants on amalgamation with New Millennium	1,114,695	0.88
Issued to private placement placees (Note 8 (b) (xv))	701,786	0.36
Issued to agents on brokered financing (Note 8 (b) (xvi))	319,000	0.25
Exercised and converted to common shares	(628,929)	0.66
Expired during the period	(753,878)	0.92
Balance at August 31, 2002	1,308,522	0.38
Issued to private placement placees (Note 8 (b) (vii) & (viii))	2,712,596	0.79
Issued to agents on brokeredfinancing (Note 8 (b) (viii))	304,385	0.75
Exercised and converted to common shares	(645,990)	0.36
Expired during the period	(662,532)	0.39
Balance at August 31, 2003	3,016,981	0.79
Issued to private placement placees (Note 8 (b) (iii) & (iv))	1,892,550	1.19
Issued to agents on brokered financing (Note 8 (b) (iv))	253,663	1.21
Exercised and converted to common shares	(1,747,032)	0.82
Balance at August 31, 2004	3,416,162	$1.03

Of the 3,416,162 common share warrants outstanding at August 31, 2004, 500,000 are exercisable at $0.75 per warrant expiring on December 17, 2004; 769,949 are exercisable at $0.75 per warrant expiring on December 24, 2004; 1,200,000 are exercisable at $1.10 per warrant expiring on Oc-tober 31, 2004; 241,110 are exercisable at $1.20 per warrant expiring on July 14, 2005, and 705,103 are exercisable at $1.35 per warrant expiring on July 14, 2005.

9. RELATED PARTY TRANSACTIONS

Transactions with related parties are recorded as follows:

(a) Management and consulting fees of $249,253 (2003 - $184,112, 2002 -$163,229) were incurred with directors. As at August 31, 2004 an amount of $Nil owing was included in accounts payable (2003 - $9,723).

(b) During 2003, the Company entered into a service agreement with MAG Silver Corp. (“MAG”), a company with a common director and common officer. During the year the Company received from MAG $152,353 (2003 - $38,525; 2002 - $Nil). During 2003 the Company also received a $100,000 finders fee in the form of 200,000 MAG common shares for introduction to certain people and mineral properties in Mexico. See Note 5.

These transactions are in the normal course of business and are measured at the exchange amount which is the consideration established and agreed to by the noted parties.

10. INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying cumulative Canadian federal and provincial tax rates to the loss before tax provision due to the following:

	2004	2003
Statutory tax rates	36%	41%
Recovery of income taxes computed at statutory rates	$914,651	$804,171
Effect of lower tax rates in foreign jurisdictions	(23,136)	-
Tax losses not recognized in the period that the benefit arose	(613,515)	(591,771)
Future income tax recovery	$278,000	$212,400

The approximate tax effect of the temporary differences that gives rise to the Company’s future income tax assets and liability are as follows:

	2004	2003
Future income tax assets
Operating loss carry forwards	$1,763,054	$1,148,675
Fixed assets	24,357	15,429
Share issuance costs	194,496	158,861
Valuation allowance on future income tax assets	(1,981,907)	(1,322,965)
	$-	$-
Future income tax liability
Mineral properties	$427,000	$359,000
	$427,000	$359,000

The Company has non-capital loss carryforwards available to offset future taxable income in the amount of approximately $4.9 million which expire at various dates from 2005 to 2011.

11. CONTINGENCIES AND COMMITMENTS

(a) The Company’s minimum payments under its office and equipment lease agreements which were entered into subsequent to August 31, 2004, as well as its South African subsidiary commitments are as follows:

2005	$103,817
2006	94,592
2007	76,575
2008	9,608
2009	9,608
$294,200

(b) The Company is party to a dispute regarding its right to purchase the Elandsfontein property as described in Note 6 (b)(ii).

12. NET CHANGE IN NON-CASH WORKING CAPITAL

	Year ended August 31, 2004	Year ended August 31, 2003	Year ended August 31, 2002	Cumulative amount from March 16, 2000 to August 31, 2004
Amounts receivable	$(164,724)	$217,633	$43,097	$(19,903)
Prepaid expenses and other	(3,374)	33,678	(41,601)	(28,194)
Accounts payable	490,347	58,120	(203,762)	387,903
	$322,249	$309,431	$(202,266)	$339,806

Platinum Group Metals Ltd. Annual Report 2004

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13. SEGMENTED INFORMATION

The Company operates in one operating segment, that being exploration on mineral properties. Capitalized costs for mineral rights and deferred exploration relate to properties situated as follows:

	2004	2003
Canada	$3,343,505	$2,902,851
South Africa	2,652,045	988,802
	$5,995,550	$3,891,653

14. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in certain respects from US GAAP. The material differences between Canadian and US GAAP affecting the Company’s consolidated financial statements are summarized as follows:

Consolidated Balance Sheets

	2004	2003
Total assets under Canadian GAAP	$9,134,019	$5,086,421
Decrease in mineral properties due to expensing of exploration costs (a)	(4,095,845)	(1,978,758)
Marketable securities (d)	309,625	66,000
Total assets under US GAAP	$5,347,799	$3,173,663
Total liabilities under Canadian GAAP	$1,086,895	$528,548
Liability relating to issuance of flow-through shares (b)	110,629	39,987
Decrease in future income tax liability due to expensing of exploration costs (a)	(427,000)	(359,000)
	770,524	209,535
Shareholders’ equity under Canadian GAAP	8,047,124	4,557,873
Cumulative mineral properties adjustment (a), (b)	(4,095,845)	(1,978,759)
Cumulative future income taxes adjustment (c)	427,000	359,000
Liability recorded upon issuance of flow-through shares (c)	(110,629)	(39,987)
Marketable securities (d)	309,625	66,000
Shareholders’ equity under US GAAP	4,577,275	2,964,127
Total Liabilities and shareholders’ equity under US GAAP	$5,347,799	$3,173,662

Consolidated Statement of Loss and Deficit

	Year ended August 31, 2004	Year ended August 31, 2003	Year ended August 31, 2002	Cumulative amount from March 16, 2000 to August 31, 2004
Net loss under Canadian GAAP	$(2,242,627)	$(1,748,993)	$(1,501,620)	$(6,015,883)
Mineral property costs written off (a)	1,044,542	815,714	1,090,871	2,951,127
Acquisition costs included in write off (a)	(450,217)	(309,786)	(505,837)	(1,265,840)
Mineral property exploration expenditures (a)	(2,711,412)	(1,427,706)	(935,271)	(5,781,133)
Future income taxes (b)	(190,242)	(15,185)	(204,600)	(483,027)
Consulting (c)	-	-	(286,000)	(287,250)
Stock based compensation (c)	(125,510)	105,457	(142,747)	(162,800)
Write-down of “available for sale” securities (d)	-	-	18,450	18,450
Net loss under US GAAP	$(4,675,466)	$(2,580,499)	$(2,466,754)	$(11,026,356)
Basic loss per share under US GAAP	$(0.15)	$(0.10)	$(0.17)

Consolidated Statement of Cash Flows

	Year ended August 31, 2004	Year ended August 31, 2003	Year ended August 31, 2002	Cumulative amount from March 16, 2000 to August 31, 2004
Operating activities:
Operating activities under Canadian GAAP	$(1,179,125)	$(679,810)	$(1,034,989)	$(3,486,519)
Deferred exploration (a)	(2,711,412)	(1,427,706)	(954,263)	(5,647,357)
Operating activities under US GAAP	$(3,890,537)	$(2,107,516)	$(1,989,252)	$(9,133,876)
Financing activity:
Financing activities under Canadian and US GAAP	$5,981,397	$2,558,456	$1,683,461	$13,298,717
Investing activities:
Investing activities under Canadian GAAP	$(3,373,746)	$(1,782,903)	$(1,294,111)	$(7,386,562)
Deferred exploration (a)	2,711,412	1,427,706	954,263	5,647,357
Investing activities under US GAAP	$(662,334)	$(355,197)	$(339,848)	$(1,739,205)

(a) Exploration expenses

Canadian GAAP allows exploration costs to be capitalized during the search for a commercially mineable body of ore. Under US GAAP, exploration expenditures on mineral property costs can only be deferred subsequent to the establishment of mining reserves. For US GAAP purposes the Company has expensed exploration expenditures in the period incurred.

(b) Flow-through shares

Under Canadian GAAP, flow-through shares are recorded at their face value, net of related issuance costs. When eligible expenditures are made, the carrying value of these expenditures may exceed their tax value due to

Platinum Group Metals Ltd. Annual Report 2004

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

the renunciation of the tax benefit by the Company. The tax effect of this temporary difference is recorded as a cost of issuing the shares.

The Financial Accounting Standards Board (“FASB”) staff has taken the view that under SFAS No. 109, Accounting for Income Taxes, the proceeds from issuance should be allocated between the offering of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the existing shares and the amount the investor pays for the shares. A liability is recognized for this difference. The liability is reversed when tax benefits are renounced and a deferred tax liability is recognized at that time. Income tax expense is the difference between the amount of deferred tax liability and the liability recognized on issuance.

Furthermore, under US GAAP, the amounts received through the issuance of flow-through shares and not yet expended on the related mineral exploration costs are separately classified as restricted cash. Such amounts unexpended at August 31, 2004 and 2003 totalled approximately $903,422 and $595,000, respectively.

(c) Accounting for stock-based compensation

For US GAAP purposes the Company accounts for stock based compensation to employees and directors under Accounting Principles Board Opinion No 25, Accounting for Stock Issued to Employees, (“APB No. 25”), using the intrinsic value based method whereby compensation costs are recorded for the excess, if any, of the quoted market price at the date granted over the exercise price. As at August 31, 2004 no compensation cost has been recorded for any period under this method.

SFAS No. 123, Accounting for Stock-Based Compensation, requires the use of the fair value based method of accounting for stock options. Under this method, compensation cost is measured at the grant date based on the fair value of the options granted and is recognized over the vesting period. During the year ended August 31, 2004, the Company issued options to individuals other than employees and directors, which, under SFAS No. 123, resulted in $92,881 (2003 - $42,051) of consulting expenses.

SFAS No. 123, however allows the Company to continue to measure the compensation cost of employees in accordance with APB No. 25. The Company has adopted the disclosure-only provisions of SFAS No. 123.

The following pro forma financial information presents the net loss for the year ended August 31, 2004 and the loss per share had the Company adopted SFAS 123 for all stock options issued to directors, officers and employees.

	Year ended August 31, 2004	Year ended August 31, 2003	Year ended August 31, 2002
Net loss for the period under US GAAP	$(4,675,466)	$(2,580,499)	$(2,466,754)
Additional stock based compensation cost	(250,000)	(97,600)	(176,000)
Pro forma net loss	$(4,925,466)	$(2,678,099)	$(2,642,754)
Pro forma basic and diluted loss per share	$(0.16)	$(0.10)	$(0.18)

Using the fair value method for stock based compensation, additional costs of approximately $250,000 (2003 - $97,600; 2002 - $176,000) would have been recorded for the year ended August 31, 2004. These amounts were determined using an option pricing model assuming no dividends are to be paid, a volatility of the Company’s share price of 200% (2003 - 87%; 2002 – 60%) and an annual risk free interest rate of 3.97% (2003 - 3.73%; 2002 - 4.08%).

FASB Interpretation 44 states that when fixed stock option awards to employees and directors are modified, the stock options must be accounted for as variable from the date of modification to the date the stock options are exercised, forfeited or expire unexercised.

Consequently, the 313,028 stock options issued to employees and directors that were repriced on March 6, 2002 are now considered to be variable and any increase in the market price over the reduced exercise price must be recognized as compensation cost. As at August 31, 2004, the market price of the Company’s common shares was $0.55 per share resulting in compensation expense (recovery) of $125,510 (2003 – ($105,457)).

(d) Comprehensive income

In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, Reporting Comprehensive Income, which requires that an enterprise report, by major components and as a single total, the change in its net assets during the period from non-owner sources. The impact of SFAS No. 130 on the Company’s financial statements is as follows:

	Year ended August 31, 2004	Year ended August 31, 2003	Year ended August 31, 2002
Net loss under US GAAP	$(4,675,466)	$(2,580,499)	$(2,466,754)
Other comprehensive income:
Unrealized gain (loss) on marketable securities	243,625	84,450	(18,450)
Comprehensive net loss under US GAAP	$(4,431,841)	$(2,496,049)	$(2,485,204)
Comprehensive loss per share	$(0.14)	$(0.10)	$(0.17)

(e) Accounting for derivative instruments and hedging activities

In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which standardizes the accounting for derivative instruments. SFAS No. 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999. The Company does not engage in hedging activities or invest in derivative instruments. Therefore, adoption of SFAS No. 133 has no significant financial impact.

(f) Recent accounting pronouncements

In December 2002, the FASB issued FAS No. 148¸ Accounting for Stock-Based Compensation - Transition and Disclosure. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based compensation. It also amends the disclosure provisions of that statement. The disclosure provisions of this statement are effective for financial statements issued for fiscal periods beginning after December 15, 2002.

In April 2003, SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, was issued. In general, this statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. This statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The Company adopted this standard on July 1, 2003. Adoption of this standard did not have a material impact on the Company’s financial position or disclosure.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equities. SFAS No. 150 requires certain financial instruments that were accounted for as equity under previous guidance to now be accounted for as liability. SFAS No. 150 applies to mandatorily redeemable stock and certain financial instruments that require or may require settlement by transferring chase or other assets. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company has not issued any financial instruments that fall under the scope of SFAS No. 150. The Company adopted this standard on September 1, 2003. Adoption of this standard did not have a material impact on the Company’s financial position or disclosures.

In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51. FIN No. 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for

Platinum Group Metals Ltd. Annual Report 2004

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

the entity to finance its activities without additional subordinated financial support from other parties. FIN No. 46 is effective for all new variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN No. 46 must be applied for the first interim or annual period beginning after June 15, 2003. The Company adopted FIN No. 46 on September 1, 2003. Adoption of this standard did not have a material impact on the Company’s financial position or disclosures.

In March 2004, the Emerging Issues Task Force issued EITF 04-2, Whether Mineral Rights are Tangible or Intangible Assets (“EITF 04-2”). The Task Force reached a consensus that mineral rights are tangible assets. In April 2004, the FASB issued proposed FASB Staff Positions (“FSPs”) FAS 141-1 and FAS 142-1, Interaction of FASB Statements No. 141, Business Combinations (“SFAS 141”), and No. 142, Goodwill and Other Intangible Assets (“SFAS 142”) , and EITF Issue No. 04-2, Whether Mineral Rights are Tangible or Intangible Assets. The proposed FSPs amend SFAS 141 and 142 to conform them to the Task Force consensus. The FSPs are effective for the first reporting period beginning after April 29, 2004. The Company does not anticipate that the adoption of EITF 04-2 and FSPs 141-1 and 142-1 will have a material impact on the Company’s results of operations, financial position or disclosures.

In March 2004, the EITF issued EITF 04-3, Mining Assets: Impairment and Business Combinations. EITF 04-3 requires mining companies to consider cash flows related to the economic value of mining assets (including mineral properties and rights) beyond those assets’ proven and probable reserves, as well as anticipated market price fluctuations, when assigning value in a business combination in accordance with SFAS 141 and when testing the mining assets for impairment in accordance with SFAS 144. The consensus is effective for fiscal periods beginning after March 31, 2004.

15. SUBSEQUENT EVENTS

(a) On September 30, 2004 the Company acquired 1,407,069 shares of Active Gold Group Ltd. (“Active Gold”) from six of Active Gold’s founding shareholders, all of whom are at arm’s length to the Company, in exchange for 399,999 shares of Sydney Resource Corporation, with a value of $131,200 on that date, paid from the Company’s holdings of that security. As Active Gold is estimated to have nominal value the transaction was entered into for the purpose of preserving existing business relationships and the Company will record the exchange in the subsequent period as an expense.

(b) On September 24, 2004 the Company acquired an option to earn up to a 70% interest in the Seagull property located in the Nipigon region of Ontario. The Company can earn an initial 50% property interest by completing certain exploration expenditures and cash payments over 5 years. Cumulative exploration expenditures required are $500,000 within 12 months from the date of the option agreement, $1.5 million within 24 months, $3.0 million within 36 months, $5.0 million within 48 months, and a cumulative total of $7.5 million within 60 months from the date of the option agreement. The initial $250,000 in work is a firm commitment. The Company can earn an additional 10% property interest by completing a bankable feasibility study for the property and may then earn a further 10% property interest by providing or arranging production financing. Required cash payments to the vendors are an initial $75,000 within 30 days of the agreement (paid), $75,000 within year one, $125,000 within year two, $125,000 within year three, $150,000 within year four, and $200,000 within year five for an aggregate total of $750,000. The property is subject to underlying NSR Royalties of 2.4% from which the Company may buy-back 1.4% for $2.0 million.

(c) Subsequent to year end the Company optioned a 100% property interest in the Moss Lake property for optional cash payments of $85,000 over 3 years ($10,000 paid) and optional share payments of 40,000 common shares over 3 years. The property is subject to an underlying 3% NSR Royalty, from which the Company may buy-back 2.0% at a price of $500,000 per one-half percentage point bought back.

(d) On August 5, 2004 the Company entered into new office and equipment lease agreements as described in Note 11.

(e) On October 26, 2004 the Company entered into a joint venture with, Anglo American Platinum Corporation Limited and Africa Wide Mineral Prospecting and Exploration (Pty) Limited (the “Venture”) to pursue platinum exploration and development on combined mineral rights covering 67 square kilometres on the Western Bushveld Complex of South Africa. The Company will contribute all of its interests in portions of the farms Onderstepoort 98JQ and Elandsfontein 102JQ. Anglo Platinum will contribute its interests in portions of the farms Koedoesfontein 94JQ, Elandsfontein 102JQ and Frischgewaagd 96JQ. The Company and Anglo Platinum will each own an initial 37% working interest in the Venture, while Africa Wide will own an initial 26% working interest. Africa Wide will work with local community groups in order to facilitate their inclusion in the economic benefits of the Venture in areas such as training, job creation and procurement.

The Company will operate and fund an exploration program in the amount of Rand 35 million (approx. US$ 5.6 M; C$7.0 million) over the next five years. Minimum expenditures in year one in the amount of Rand 5 million are a firm commitment by the Company. Optional expenditures in years two and three are also Rand 5 million and in years four and five amount to Rand 10 million in each year. After Rand 35 million in expenditures have been funded by PTM, the parties will fund their portion of further expenditures pro-rata based upon their working interest in the Venture.

Once a bankable feasibility study has been completed the respective interest of the parties will be adjusted to reflect their relative contribution of measured, indicated and inferred ounces determined in accordance with the South African SAMREC geological code at rates of US $0.50 per inferred ounce, US $3.20 per indicated ounce and US $6.20 per measured ounce. Each party will have the opportunity to contribute capital necessary, if so desired, to maintain their respective initial working interest in the JV. The JV agreement also provides a mechanism whereby Anglo Platinum may elect to become a “non-contributory participant” to the JV and by doing so would be subject to dilution.

The targets for exploration on the joint venture properties will be the Merensky and UG2 reefs of the Bushveld Complex, which incorporates an existing mine, formerly Anglo Platinum’s BRPM platinum mine, and the Styldrift property, contributed to the BRPM JV by the Royal Bafokeng Nation.

(f) Subsequent to year end 1,297,484 common shares were issued pursuant to the exercise of 1,200,000 warrants at a price of $1.10 per share and 97,484 warrants at a price of $0.75 per share for aggregate proceeds of $1,393,113.

Platinum Group Metals Ltd. Annual Report 2004

MANAGEMENT PROFILE

R. Michael Jones, B.A.Sc., P.Eng.
Director, President & CEO

Michael Jones brings 18 years of experience as a professional geological engineer and has been involved with raising over $200 million for exploration, mining development and production. He was a founder of Glimmer Resources Inc. and was responsible for the discovery of the Glimmer Gold mine in Ontario. During a six-year tenure as President of Cathedral Gold, Mr. Jones ran a producing mining company and was involved in the review of a feasibility study and financing for a $1 billion mining project during two years as Vice President with Aber Resources. Mr. Jones served on the Securities Policy Advisory Committee of the British Columbia Securities Commission for six years. Mr. Jones holds a B.A.Sc. in geological engineering from University of Toronto.

Frank Hallam, B.B.A., C.A.
Director & CFO

Frank Hallam has extensive operating and corporate finance experience at the senior management level with several publicly listed resource companies. He was the original founder of New Millennium Metals Corporation. From 1994 until 2002 he was a director and Chief Financial Officer of Tan Range Exploration Corporation, focused on gold exploration and development throughout East Africa. Mr. Hallam also has extensive experience in oil & gas exploration and development. He was previously an auditor with Coopers and Lybrand specialized in their Mining Practice. He is a chartered accountant and has a degree in business administration from Simon Fraser University.

John Gould, B.Sc. (Hons)
Managing Director, Platinum Group Metals RSA (Pty) Ltd.

John Gould is a senior mining executive with over 21 years of experience working for companies in South Africa such as Goldfields of South Africa, Johannesburg Consolidated Investment Company Limited and Harmony Gold Mining Company Limited. Mr. Gould served as a production geologist, Chief Geologist and Resource Manager before moving up to Acquisitions for some of the Major Companies. Mr. Gould has also been involved in the operations at the Rustenburg Platinum Mines Limited (Amandelbult Section) on the Western Bushveld Complex where he gained extensive shaft-sinking experience.

More recently, Mr. Gould served as Mine Manager of a Witwatersrand Gold Mine for Harmony and then moved to the New Business Division where he was involved in target generation, optimization of contiguous properties, and mergers and acquisitions.

Dennis Gorc, B.Sc., P.Geo.
Manager, Research and Project Acquisition

Dennis Gorc has more than 25 years of experience in mineral exploration for base and precious metals. Mr. Gorc is a well-regarded explorer with the ability to develop sound original geological models and run effective exploration programs. He holds a B.Sc.(Eng) in geology from Queen's University. He is registered with the Professional Engineers and Geoscientists of British Columbia and the Association of Professional Geoscientists of Ontario.

Darin Wagner, M.Sc., P.Geo.
Manager, Exploration

Darin Wagner provides PTM with expertise in the areas of project development, evaluation and field management. Mr. Wagner spent 10 years working with the exploration departments of two of Canada's largest mining companies, Noranda and Cominco, before joining PTM from New Millennium. Mr. Wagner has a master's degree in geology from Carlton University.

John Foulkes, B.Sc., B.Ed.
Manager, Corporate Development

John Foulkes has six years of experience managing investor relations and corporate development for Canadian public companies, following a successful seven year career as an exploration manager and geologist. Mr. Foulkes led the exploration teams that discovered the Jericho and Kennady Lake kimberlite fields in the Canadian Arctic. He holds Bachelor degrees in geology and education from the University of British Columbia.

Dr. Barry Smee
Director, Secretary & Advisory Board Member

Dr. Barry Smee is a renowned geologist and geochemist with more than 35 years of experience in the mining industry. He is a founder of Smee and Associates Consulting Ltd., an international geology and geochemistry consulting firm. He has been an advocate of standards for exploration sampling and quality control for Canadian stock exchanges and regulatory bodies. Dr. Smee is also a member of the technical Advisory Board for PTM. He holds a B.Sc. in chemistry and geology from the University of Alberta and a Ph.D. in geochemistry from the University of New Brunswick.

Douglas Hurst, B.Sc.
Director

Douglas Hurst, President of DS Hurst Inc., is a geologist and an independent mining analyst. He is currently consulting as a mining analyst for various industry groups. He was formerly a mining analyst with Pacific International, Octagon Capital, McDermid St. Lawrence and Sprott Securities. Mr. Hurst holds a degree in geology from McMaster University.

Iain McLean, B.Sc. Eng. (ARSM), M.B.A., MIMM. C.Eng.
Director

Iain McLean has business experience in mine operations and senior management positions in technology companies. Currently, Mr. McLean is the Vice President and General Manager of Total Care Technologies, a subsidiary of Ad Opt Technologies Inc. Past roles include VP Operations of Ballard Power Systems, CEO of Automed and COO of Inforetech Wireless Systems. Mr. McLean has tremendous business and technical experience combined with an appreciation of the growing end uses of platinum. Mr. McLean holds a degree in mining engineering from the Royal School of Mines and an M.B.A. from Harvard Business School.

Roger Eckstrand, Ph.D.
Advisory Board Member

Dr. Roger Eckstrand joined PTM from New Millennium and provides the Company with unparalleled technical experience in the field of mafic intrusion related mineral deposits. He spent 27 years with the Geological Survey of Canada studying and describing nickel and PGM deposits throughout the world.

Anthony Frizelle, B.Com.
Advisory Board Member

Anthony Frizelle is Managing Director of Resource Management & Finance Co. Ltd. (RM&F) a London based advisory company which assists a group of specialist companies which actively develop or invest in natural resource opportunities in the mining and oil and gas sectors. Prior to founding RM & F he was a founding shareholder and CEO of a Canadian resource focused merchant bank. He has had extensive international business experience in finance, marketing and development of mineral resources having worked in senior capacities with the Phibro – Salomon Group, Anglo American and Rand Mines.

Mlibo Mgudlwa, B Juris, LLB, Dip. Corporate Law
Advisor

Mr. Mgudlwa acted as a Senior State Advocate for the High Court of Johannesburg for a period of six years. He holds B Juris, LLB from University of Durban Westville and a Postgraduate diploma in Corporate Law from Rand Afrikaans University. He is the founder of Africa Wide Investment Holdings (Pty) Ltd, having interests in mining and financial services. Mr. Mgudlwa has demonstrated skills in forging relationships between communities, the State and commercial interests. He now serves as a liaison between these stakeholders and PTM.

34 Platinum Group Metals Ltd. Annual Report 2004

CORPORATE INFORMATION

OFFICES

Canada
Suite 328
550 Burrard Street
Vancouver, BC
Canada V6C 2B5
T 604-899-5450
F 604-484-4710
info@platinumgroupmetals.net
www.platinumgroupmetals.net

Toll Free 1-866-899-5450

South Africa
Sherwood House
Greenacres Office Park
Victory Park, Johannesburg 2193
PostNet Suite No 81
Private Bag X12
Rooseveltpark 2129
T +27 (11) 782-2186
F +27 (11) 782-4338

DIRECTORS AND OFFICERS

R. Michael Jones
Director, President & CEO

Frank Hallam
Director & CFO

Dr. Barry Smee
Director & Secretary

Dennis Gorc
Manager, Research & Project Acquisitions

Darin Wagner
Manager, Exploration

John Foulkes
Manager,
Corporate Development

Iain McLean
Director

Douglas Hurst
Director

ADVISORY BOARD

Dr. Roger Eckstrand
Anthony Frizelle
Nonpumelelo Maduna
Dr. Barry Smee

REGISTERED OFFICE

Suite 2300
1055 Dunsmuir Street
Vancouver, BC
Canada V7X 1J1

REGISTRAR AND TRANSFER AGENT

Pacific Corporate Trust
625 Howe Street, 10th Floor
Vancouver, BC
Canada V6C 3B8

LEGAL COUNSEL

Gowlings Lafleur Henderson LLP
Suite 2300
1055 Dunsmuir Street
Vancouver, BC
Canada V7X 1J1

AUDITOR

Deloitte and Touche LLP
Suite 2800
1055 Dunsmuir Street
Vancouver, BC
Canada V7X 1P4

SHARE LISTING

TSX-V: PTM; OTCBB: PTMQF
SEC Form 20F File # 0-30306

CAPITALIZATION

Issued & Outstanding
37,314,149

Options
1,667,000

Warrants
1,517,428

December 6, 2004

Disclaimer This annual report may contain projections or other forward-looking statements regarding future events and/or future financial performance. Such statements are only predictions and actual events or results may differ materially. The Company relies on Safe Harbor Rules with respect to any projections or forward-looking statements that may be contained within this report. All investors are referred to the more complete disclosure contained in the Company's documents filed from time to time with the United States Securities and Exchange Commission and the British Columbia Securities Commission, specifically the Company's last filed Form 20F and alternate form of Annual Information Form.

PTM

COVER IMAGE

Represents a digital elevation model colored with PTM's colours of red, black, and grey. The low, flat basin areas in red represent the Bushveld Complex with its contact shown up against the mountain ranges of the Transvaal sediments below the floor of the Bushveld. The circular feature at the top of the photograph is the Pilanesberg complex, a younger intrusion that cuts through the older Bushveld intrusion. Approximately 68% of the world's past and current production comes from the area in this picture. PTM's Western Bushveld Joint Venture land position is located in the area just below the circular Pilanesberg complex on strike with both active platinum mines and mines in development.

Platinum Group Metals Ltd. (TSX-V: PTM; OTCBB: PTMQF)

HEAD OFFICE
Suite 328
550 Burrard Street
Vancouver, B.C. Canada V6C 2B5

T 604-899-5450
F 604-484-4710

Toll Free 1-866-899-5450

SOUTH AFRICA
Sherwood House
Greenacres Office Park,
Victory Park, Johannesburg 2193
PostNet Suite No. 81
Private Bag X12
Rooseveltpark 2129

T +27 (11) 782-2186
F +27 (11) 782-4338

www.platinumgroupmetals.net
info@platinumgroupmetals.net